EXHIBIT 99.3

EXECUTION COPY

US$50,000,000

CPPIB CREDIT INVESTMENTS INC.

as Lender

-and-

RUBICON MINERALS CORPORATION

as Borrower

May 12, 2015

LOAN AGREEMENT

TABLE OF CONTENTS

Page

ARTICLE 1

INTERPRETATION		1
1.1	Definitions	1
1.2	Gender and Number	17
1.3	Interpretation Not Affected by Headings, etc.	17
1.4	Monetary References	17
1.5	References	17
1.6	Invalidity of Provisions	17
1.7	This Agreement to Govern	17
1.8	Actions on Days Other Than Business Days	18
1.9	Interest Act	18
1.10	Accounting Terms	18
1.11	Schedules, etc.	18

ARTICLE 2

THE LOAN		19
2.1	The Loan	19
2.2	Availment	19
2.3	Upfront Fee	19
2.4	Warrants	19
2.5	Use of Proceeds	20

ARTICLE 3

PAYMENT		20
3.1	Interest Rate	20
3.2	Calculation and Payment of Interest	20
3.3	PIK Option	20
3.4	Voluntary Prepayments	21
3.5	Mandatory Repayment - Maturity	21
3.6	Mandatory Repayment - Proceeds of Insurance	21
3.7	Mandatory Repayment – Asset Dispositions	22
3.8	Mandatory Repayment - Change of Control	22
3.9	Application of Payments	23
3.10	Payments Generally	23
3.11	Payments - No Deduction	23
3.12	Illegality	23
3.13	Change in Circumstances	24
3.14	Payment of Costs and Expenses	25
3.15	Indemnities	25
3.16	Maximum Rate of Interest	26

ARTICLE 4

REPRESENTATIONS AND WARRANTIES		27
4.1	Representations and Warranties of the Borrower	27
4.2	Survival of Representations and Warranties	38

TABLE OF CONTENTS
(continued)

Page
ARTICLE 5

SECURITY		38
5.1	Security	38
5.2	Additional Security from Material Subsidiaries	39
5.3	Further Assurances - Security	39
5.4	Security Effective Notwithstanding Date of Advance	40
5.5	No Merger	40
5.6	Release of Security	40

ARTICLE 6
COVENANTS		40

6.1	Affirmative Covenants	40
6.2	Financial Covenants	44
6.3	Reporting	45
6.4	Negative Covenants	47
6.5	Entitled to Perform Covenants	51

ARTICLE 7

CONDITIONS PRECEDENT		51
7.1	Conditions Precedent to Advance	51

ARTICLE 8

EVENTS OF DEFAULT AND REMEDIES		53
8.1	Events of Default	53
8.2	Remedies Upon Default	55
8.3	Distributions	56
8.4	Set-Off	56
8.5	Default Interest	56

ARTICLE 9

GENERAL		56
9.1	Reliance and Non-Merger	56
9.2	Amendment and Waiver	56
9.3	Notices	57
9.4	Time	57
9.5	Press Releases and Public Announcements	58
9.6	Permitted Dispositions.	58
9.7	Further Assurances	58
9.8	Assignment	58
9.9	Entire Agreement	59
9.10	Governing Law	60
9.11	Attornment	60
9.12	Counterparts	60

LOAN AGREEMENT

THIS LOAN AGREEMENT is made and effective as of May 12, 2015.

B E T W E E N:

CPPIB CREDIT INVESTMENTS INC., a corporation incorporated under the laws of Canada

(together with its permitted successors and assigns, the “Lender”)

- and -

RUBICON MINERALS CORPORATION, a corporation incorporated under the laws of British Columbia

(together with its permitted successors and assigns, the “Borrower”)

A.	The Borrower has requested the Lender make available the Loan for the purpose of financing the project development of the Phoenix Project;

B.	The Lender has agreed to provide the Loan to the Borrower on the terms and conditions herein set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, and other valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

For the purposes of this Agreement:

“Aboriginal Group” means any Indian, Indian Band or member of an Indian Band within the meaning of the Indian Act (Canada), First Nations people, Inuit people, Métis people, aboriginal or indigenous people, or any person or group asserting or otherwise claiming an aboriginal or treaty right, or any other Aboriginal Interest.

“Aboriginal Interest” means an established or potential aboriginal interest, right or claim, including any claim relating to the existence or potential existence of any aboriginal archaeological, burial, cultural or heritage sites.

“Accounting Changes” means (a) changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants (or successor thereto or any agency with similar functions); or (b) changes in the application of such accounting principles adopted by the Borrower and concurred in by the Borrower’s independent chartered accountants.

“Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, operation or undertaking of any other Person.

“Affiliate” means an “affiliate” as defined by the Canada Business Corporations Act.

“Agreement” means this agreement and all Schedules attached hereto; the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this as a whole and not to any particular Article, Section, Schedule, or other portion hereof or thereof.

“Ancillary Collateral” means any Collateral that is not directly related to the Phoenix Project.

“Ancillary Collateral Release Date” means the date upon which the conditions in Section 5.6(a) are satisfied.

“Applicable Law” means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, rules, by-laws and regulations, regulatory policies and all applicable official directives, orders, judgments and decrees of Governmental Authorities in each case having the force of law (except for the purposes of Section 3.13, which extends to any such policies, directives or orders whether or not having the force of law), and includes without limitation, all Applicable Law relating to mining.

“Applicable Rate” means the interest rate applicable to the Loan from time to time equal to: (i) if no PIK Election has been made, 7.5% per annum payable in cash, and (ii) if a PIK Election has been made, 8.25% per annum consisting of a 4.0% Cash Portion and a 4.25% PIK Portion.

“[redacted] Lease” means [redacted].

“Borrower Public Documents” has the meaning attributed to such term in Section 4.1(m).

“Business” means the business of the Borrower consisting of acquiring, exploring and developing mineral properties, primarily those containing gold and associated precious metals, extracting metals therefrom, producing and processing gold and other precious metals and operating mines and related facilities, and includes development and operation of the Phoenix Project.

“Business Day” means a day (other than Saturday or Sunday) on which banks are generally open for business in Toronto, Ontario.

“Capital Expenditures” means the sum of, without duplication, all expenditures made by the Borrower and its Subsidiaries in any period for (i) tangible assets required to be classified as fixed assets or leasehold improvements on the consolidated balance sheet of the Borrower in accordance with GAAP or (ii) ‘exploration and evaluation’ costs, whether or not capitalized on the consolidated balance sheet of the Borrower.

“Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with GAAP, is required to be capitalized.

“Cash Portion” means, with respect to a PIK Election made in accordance with Section 3.5, the portion of the Applicable Rate required to be paid in cash.

“Change of Control” means the occurrence of any transaction or event as a result of which any Person (or group of Persons acting in concert) shall purchase or acquire legal or beneficial ownership, either directly or indirectly, of voting shares of the Borrower which carry more than 50% of the votes for the election of directors of the Borrower.

“Closing Date” means the date hereof, or such other date as may be agreed upon by the parties hereto.

“Collateral” means all property that is subject to the Security.

“Commercial Operation Date” means the first day following a period of 60 consecutive days during which the Borrower has processed an average of 875 TPD.

“Commercial Production” means the extraction or production by the Borrower of gold in commercially saleable form through the processing of ore collected at the mine located on the Phoenix Project, with the processing facilities constructed on or used for the benefit of the Phoenix Project.

“Common Shares” means common shares in the capital of the Borrower or a Subsidiary of the Borrower, as the context requires.

“Compliance Certificate” means the certificate required to be delivered pursuant to Section 6.3, substantially in the form attached as Exhibit 1 and signed by a senior officer of the Borrower.

“Contaminant” means (a) any contaminant, pollutant, deleterious substance, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum product, oil, flammable explosives, asbestos or radioactive material, (b) any substance, gas, material, chemical, sound, vibration or other forms of energy which is or may now or hereafter be defined as or included in the definition of “contaminant”, “pollutant”, “deleterious substance”, “hazardous substances”, “toxic substances”, “hazardous materials”, “hazardous wastes” or words of similar import under any Environmental Law, (c) any other chemical, material, gas or substance, the exposure or release of which is or may be now or hereafter prohibited, limited or regulated by any Environmental Law, or (d) any chemical, material, gas or substance that does or may pose a hazard to health and/or safety of Persons or the environment.

“Cumulative Expenditure Account” means at the time of any determination thereof, with respect to any proposed use of the Cumulative Expenditure Account, an amount equal to, without double-counting, (i) the aggregate amount of Net Equity Issuance Proceeds received by the Borrower since the Closing Date, minus (ii) the aggregate amount of any Investments made under Section 6.4(j)(iii), minus (iii) the aggregate amount of any Acquisitions made under Section 6.4(k)(ii), minus (iv) the aggregate amount of any Capital Expenditures made under Section 6.4(m)(iii).

“Debenture” means a fixed and floating charge debenture in form and substance satisfactory to the Lender.

“Debt” means, at any time, with respect to any Person, without duplication, all the liabilities of that Person at that time in respect of:

(a)
obligations, including by way of overdraft, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, notes or other similar instruments;

(b)	the face amount of all bankers’ acceptances and similar instruments;

(c)
any capital stock of that Person, or of any Subsidiary of that Person, which capital stock, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part;

(d)	all Capital Lease Obligations, synthetic lease obligations, obligations under Sale-Leasebacks and Purchase Money Obligations;

(e)	contingent liabilities relating to letters of credit, letters of guarantee and similar instruments;

(f)
all Hedging Obligations, provided that, if on any date of determination, the outstanding Hedging Obligations of such Person are less than US$5,000,000 in the aggregate, such Hedging Obligations shall not be included in any calculation of “Debt” (and provided that, for greater certainty, if on any date of determination, the outstanding Hedging Obligations of such Person are, in the aggregate, equal to or greater than US$5,000,000, the total amount of such Hedging Obligations shall be included in any calculation of “Debt”);

(g)
contingent liabilities relating to performance bonds and surety bonds, provided that if such underlying obligation covered by any such bond could not by its terms be payable until a date falling three months or more after the Maturity Date, such a contingent liability shall not be included in any calculation of “Debt”; and

(h)	contingent liabilities under any Guarantees of any part or all of an obligation of another Person of the type included in items (a) through (g) above.

For greater certainty, Debt shall not include any obligation of the Borrower or any Guarantor under the Royal Gold Streaming Agreement or any royalty or other stream financing transaction.

“Debt Service Coverage Ratio” means for any applicable Four Quarter Period, the ratio of the Borrower’s (a) EBITDA less Capital Expenditures for such period, to (b) Debt Service Expense paid or payable in cash for such period.

“Debt Service Expense” of the Borrower means, for any period, the aggregate amount of (a) mandatory principal amortization payments, and (b) Interest Expense.

“Default” means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default.

“Development Program” means the development program in respect of the Phoenix Project appended as Schedule “D” to the Royal Gold Streaming Agreement.

“Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option, demolition, abandonment or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property (excluding, for greater certainty, the grant of a royalty, stream or other participating interest in any mining property), and the verb “Dispose” has a correlative meaning.

“EBITDA” means, for any period, the Net Income of the Borrower for such period plus, to the extent deducted in calculating Net Income, amounts for Interest Expense, Taxes, amortization, depletion and depreciation expenses, impairment charges, out-of-pocket costs and expenses incurred in connection with Acquisitions, Dispositions, Debt and Investments permitted hereunder, Equity Issuances and any amendments, waivers or modifications of the Loan Documents, and any other extraordinary or non-cash losses or charges in such period, less extraordinary or non-cash gains in such period, all determined on a consolidated basis.

“Environmental Law” means with respect to any Person or Property any and all present and future international, federal, provincial or territorial, municipal or local and foreign laws, rules and regulations or obligations applicable to such Person or Property, including any arising under common law or civil law, and any order or decree, in each case as now or thereafter in effect, relating to the regulation or protection of human health, safety or the environment or to Releases or threatened Releases of Contaminants, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, Contaminants, chemicals or toxic or hazardous substances, wastes or recyclables.

“Environmental Permits” means all applicable permits, licenses, registrations, approvals required by Environmental Law.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust, warrants, options, or any other equity interests in any Person.

“Equity Issuance” means any transaction or series of transactions under which any Person or Persons other than the Borrower subscribes for, acquires or purchases any Equity Interest, or otherwise effects any equity investment, in the Borrower or enters into or is granted any right, option or agreement with respect to any such investment.

“Event of Default” has the meaning attributed to such term in Section 8.1.

“Excluded Taxes” means, in relation to any Person, those Taxes on income or capital which are imposed or levied by any jurisdiction or any political subdivision of such jurisdiction solely as a result of such Person (a) being organized under the laws of such jurisdiction or any political subdivision of such jurisdiction, (b) having its principal office or lending office in such jurisdiction, (c) being resident in such jurisdiction, (d) carrying on business in such jurisdiction, or (e) not dealing at arm’s length (as defined for the purposes of any taxing statute in the applicable jurisdiction) with the Borrower.

“Extension Zone Property” means, collectively, any freehold real property rights, leasehold real property rights, Mineral Claims, Mining Leases, Surface Rights and other rights in minerals, ore bodies or metals or in respect of real property owned or leased by the Borrower or any Subsidiary and as identified on Part 2 of Schedule 4.1(aa) or acquired by the Borrower or any Subsidiary within three (3) kilometres of the exterior boundary of those interests identified in Part 1 of Schedule 4.1(aa) attached hereto and includes any extension, renewal, replacement, conversion or any other form of successor or substitution title to or tenure derived from any of the foregoing, and any after-acquired or resulting right (or any greater or lesser area to any of the foregoing), including any such right re-acquired after abandonment or other disposition of any such right, but in every case without extending beyond three (3) kilometres of the exterior boundary of those interests identified in Part 1 of Schedule 4.1(aa) attached hereto.

“Fee Letter” means the fee letter dated on or about the Closing Date between the Borrower and the Lender.

“Financial Assistance” given by any Person (the “Financial Assistance Provider”) to or for the account or benefit of any other Person (the “Financial Assistance Recipient”) means any direct or indirect financial assistance of any nature, kind or description whatsoever (by means of loan, guarantee or otherwise) of or from such Financial Assistance Provider, or of or from any other Person with recourse against such Financial Assistance Provider or any of its property, to or for the account or benefit of the Financial Assistance Recipient.

“Fiscal Quarter” means each calendar quarter ending on March 31, June 30, September 30 and December 31 of each year.

“Fiscal Year” means the period of January 1 to December 31 of each year.

“Four Quarter Period” means as at the last day of any particular Fiscal Quarter of the Borrower, the period of four consecutive Fiscal Quarters which includes the Fiscal Quarter ending on such day and the immediately preceding three Fiscal Quarters.

“Franco Royalty Agreements” means (a) the Royalty Purchase Agreement dated August 19, 2011, between Franco-Nevada Corporation and Dominion Goldfields Corporation, and (b) the Royalty Purchase Agreement dated October 21, 2011, between Dominion Goldfields Corporation and the Borrower, pursuant to which net smelter return royalty payments and advance royalty payments are owed by the Borrower in connection with the option agreements between the Borrower and Dominion Goldfields Corporation dated January 3, 2002 and June 3, 2002.

“Franco Royalty Security Agreements” means the Security Agreements dated June 5, 2009, between the Borrower and Dominion Goldfields Corporation and assigned to Franco-Nevada Corporation on August 19, 2011 securing the obligations under the Franco Royalty Agreements.

“Franco Subordination Agreement” means the agreement contemplated by Section 6.1(v) by Franco-Nevada Corporation in favour of the Lender, in form and substance satisfactory to the Lender, whereby Franco subordinates its security interest in the Project Assets to the Lender, as contemplated by the Franco Royalty Agreements.

“GAAP” means generally accepted accounting principles in Canada applied on a consistent basis (which, as of the date hereof, consist of International Financial Reporting Standards).

“Governmental Authority” means any government, parliament, legislature, regulatory authority, agency, department, commission, board, instrumentality or rule-making entity of any government, parliament or legislature, or any court, tribunal, arbitration board or arbitrator or (without limitation to the foregoing) other law, regulation or rule making entity having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator).

“Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any Guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

“Guarantor” means, (i) initially, 0691403 B.C. Ltd., and (ii) any time thereafter, any Material Subsidiary of the Borrower which has become a guarantor of the Obligations pursuant to Section 5.2 and remains a Guarantor at such time.

“Hedge Instrument” means, with respect to any Person, any interest rate, foreign exchange or commodity price risk management agreement or product, including interest rate, currency or commodity exchange or swap agreements, futures contracts, forward rate agreements, interest rate cap agreements and interest rate collar agreements, options and all other agreements or arrangements designed primarily to protect such Person against fluctuations in interest rates, currency exchange rates or commodity prices.

“Hedging Obligations” means, with respect to any Person, the Person’s payment obligations under Hedge Instruments calculated on a mark-to-market basis at the date of determination.

“Immaterial Subsidiary” means, at any date of determination, any Subsidiary of the Borrower designated as such in writing by the Borrower to the Lender that, together with all other Subsidiaries of the Borrower constituting Immaterial Subsidiaries, (a) contributed 5.0% or less of consolidated EBITDA for the Four Quarter Period most recently ended for which financial statements have been delivered to the Lender, and (b) have consolidated assets the book value of which represents 5.0% or less of the consolidated total assets of the Borrower and its Subsidiaries on the last day of the most recently ended Four Quarter Period for which financial statements have been delivered to the Lender (provided that, if the fair market value of the assets of a Subsidiary, as determined by a third party valuation or appraisal, or in the reasonable determination of the Lender, exceeds the book value of assets for such Subsidiary shown on the recently delivered consolidated financial statements of the Borrower, the Lender may, in its sole discretion, require that such fair market value be used in lieu of the book value for the purposes of the foregoing determination).

“Intellectual Property” means any trademarks, service marks, business names, designs, logos, indicia and/or other source and/or business identifiers, copyrights, unpatented inventions (whether or not patentable), patents, industrial designs, integrated circuit topographies, licenses, license agreements, URLs, Internet domain names and other similar rights (including know-how, trade secrets and other proprietary or confidential information and license agreements relating to the manufacturing and marketing of product), applications and registrations related to any of the foregoing, and computer tapes or disks, flow diagrams, specification sheets, source codes, object codes and other physical manifestations, embodiments or incorporations or any of the foregoing, and includes, without limitation, computer software.

“Interest Expense” of the Borrower means, for any period and on a consolidated basis, without duplication, the aggregate amount of interest and other financing charges expensed by the Borrower for such period with respect to Debt, including interest, discount and financing fees, commissions, discounts, and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, and the interest component of any Capital Lease Obligation, all as determined in accordance with GAAP.

“Interest Payment Date” has the meaning attributed to such term in Section 3.2.

“Investment” means, with respect to any Person, the making by such Person of (a) any direct or indirect investment in or purchase or other acquisition of the equity securities of or an equity interest in any other Person, (b) any loan or advance to, purchase of debt securities of, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms) any other Person, or (c) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment.

“Leased Lands” means the lands and premises leased by, or licensed to, the Borrower or any Material Subsidiary (pursuant to a Mining Lease or otherwise) and described as such in Schedule 4.1(aa) (as updated from time to time pursuant to Section 6.3(f)).

“Leasehold Debenture” means the debenture charging the Mining Lease held by the Borrower in respect of the Phoenix Property.

“Lien” means any mortgage, charge, hypothec, assignment, pledge, lien, or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Limited Recourse Financing” means Debt incurred after the date of this Agreement which meets all of the following requirements:

(a)	it is incurred by a Subsidiary of the Borrower which is not a Guarantor;

(b)	it is obtained from an arm’s length lender;

(c)	there is no recourse to the Borrower or any Guarantor in respect of such Debt, other than to the extent only of Equity Interests pledged on a limited recourse basis in accordance with clause (f);

(d)	such Debt is incurred solely for the purpose of financing the development by such Subsidiary of mining properties other than the Phoenix Property;

(e)	the aggregate principal amount of such Debt does not at any time exceed US $50,000,000 for any and all such Subsidiaries of the Borrower; and

(f)
the security for such financing is limited to (i) the assets of such Subsidiary, and (ii) the Equity Interests of such Subsidiary; provided that, where such security includes the Equity Interests of such Subsidiary, the obligations of the Borrower or any Guarantor in respect of such financing are expressly limited solely to a pledge of such Equity Interests and no other asset of any Obligor and such financing is in all other respects non-recourse to the Borrower and the Guarantors.

“Loan” means the single draw term loan in the principal amount of US$50,000,000 made available by the Lender to the Borrower on the Closing Date in accordance with this Agreement.

“Loan Documents” means, collectively, this Agreement, the Fee Letter, the Security Documents, the Warrant Agreement, the Warrants, the RG Subordination Agreement, the Franco Subordination Agreement (but only after the execution and delivery thereof in accordance with Section 6.1(v)), the TD Estoppel Letter and all other agreements, instruments and documents from time to time (both before and after the date of this Agreement) delivered to the Lender in connection with this Agreement or the other Loan Documents.

“Material Adverse Effect” means a material adverse effect on (a) the business, affairs, operations, capital, condition (financial or otherwise) of the Obligors, taken as a whole, (b) the ability of the Borrower to perform its obligations under the Loan Documents or the Material Contracts, or (c) the rights and remedies of the Lender under the Loan Documents.

“Material Contract” means at any time any written agreement entered into by the Borrower:

(a)
which if not complied with or if terminated other than at scheduled maturity, would materially impair the Borrower’s ability to operate, in all material respects, the Phoenix Project on the scale and in the manner set forth in the Development Program as determined by the Borrower acting reasonably (and, for greater certainty, excluding any such agreement that provides for aggregate consideration payable by or to the Borrower or any Material Subsidiary which is less than $5,000,000); or

(b)
which has a term greater than one year and is not cancellable at the option of the Borrower on 30 days’ notice or less and provides for aggregate consideration payable by or to the Borrower or any Material Subsidiary which is greater than $20,000,000.

“Material Permit” means at any time any Permit, if not obtained, the loss of, or termination of which, or the breach of, or non-compliance with, as at such time, would materially impair the Borrower’s ability to (a) develop or operate the Phoenix Project, in all material respects, on the scale and in the manner set forth in the Development Program, or (b) conduct the Business in compliance in all material respects with Applicable Law.

“Material Subsidiary” means (x) 0691403 B.C. Ltd., (y) after the Closing Date and prior to the Ancillary Collateral Release Date, any other Subsidiary other than an Immaterial Subsidiary, and (z) on and after the Ancillary Collateral Release Date, any Subsidiary which owns any Project Assets.

“Maturity Date” means May 12, 2020.

“Mineral Claim” means any interest in land which has been staked and recorded with the MNDM, conferring a right to search the staked land for minerals, ore bodies and metals and which, after satisfying all requirements of the Mining Act (Ontario), entitle the claim holder to apply for, and receive, title to the mining claim in the form of a Mining Lease,

“Mining Lease” means any license of occupation or Crown mining lease issued under the Mining Act (Ontario) or any successor statute thereto by any Governmental Authority.

“MNDM” means Ontario Ministry of Northern Development and Mines or any successor agency thereto responsible for the registration of mining interests in Ontario.

“MNDM Approval” has the meaning set out in Section 5.1 hereof.

“Net Equity Issuance Proceeds” means in respect of any Equity Issuance of common stock by the Borrower or warrants, options or other rights to acquire common stock of the Borrower after the Closing Date, the aggregate cash proceeds of such Equity Issuance received by the Borrower after deducting reasonable, bona fide direct transaction costs and expenses, including fees and commissions applicable thereto.

“Net Income” means, for any period, with respect to the Borrower, the consolidated net income (loss) of the Borrower for such period, all as determined in accordance with GAAP.

“NI 43-101” means National Instrument 43-101 - Standards for Disclosure for Mineral Projects.

“NI 52-109” has the meaning attributed to such term in Section 4.1(n).

“NYSE” means NYSE MKT LLC.

“Obligations” means all indebtedness, liabilities and other obligations owed to the Lender hereunder or under any other Loan Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

“Obligors” means collectively, the Borrower and the Guarantors.

“Obtained Material Permits” has the meaning attributed to such term in 4.1(z).

“Officer’s Certificate” means a certificate in form satisfactory to the Lender (a) in the case of any such certificate of the Borrower, signed by a senior officer of the Borrower, and (b) in all other cases, of the applicable Person required to provide such certificate signed by the president or a vice president of such corporation or by such other of its senior officers as may be acceptable to the Lender.

“Other Mineral Claims” means the Mineral Claims held by the Borrower or any Subsidiary identified on Part 4 of Schedule 4.1(aa).

“Other Red Lake Property” means, collectively, any freehold real property rights, leasehold real property rights, Mining Leases and Surface Rights in respect of real property owned or leased by the Borrower or any Subsidiary and as identified on Part 3 of Schedule 4.1(aa) or acquired by the Borrower or any Subsidiary and which are located in the Province of Ontario and do not constitute part of the Phoenix Property or the Extension Zone Property and includes any extension, renewal, replacement, conversion or any other form of successor or substitution title to or tenure derived from any of the foregoing, and any after-acquired or resulting right.

“Owned Lands” means the freehold real property owned by the Borrower or any Material Subsidiary from time to time and described as such in Schedule 4.1(aa) (as updated from time to time pursuant to Section 6.3(f) hereof).

“Pension Plan” means any “registered pension plan” as such term is defined in the Income Tax Act (Canada) which is maintained or contributed to, or to which there is or may be an obligation to contribute by the Borrower or any Guarantor in respect of its employees in Canada (other than statutory plans), and includes any multi-employer pension plan.

“Permits” means all permits, licenses, approvals, consents, registrations, certificates, privileges, exemptions and similar authorizations issued or granted by any Governmental Authority or any third party, including without limitation, Permits related to mining and environmental Permits.

“Permitted Asset Disposition” means, a sale, transfer or other Disposition of (a) prior to the Ancillary Collateral Release Date, any property or assets of an Obligor other than Project Assets, any of the Extension Zone Property and Equity Interest of a Guarantor, and (b) on and after the Ancillary Collateral Release Date, any property or assets of an Obligor other than Project Assets and Equity Interests of a Guarantor.

“Permitted Corporate Reorganizations” means any re-organization or restructuring permitted pursuant to Section 6.4(a).

“Permitted LC Facility” means, (i) as of the Closing Date, the TD Credit Facility, and (ii) thereafter, a revolving letter of credit facility in favour of the Borrower provided (a) the aggregate Debt owing thereunder does not exceed the amount permitted by clause (m) of the definition of “Permitted Liens”, and (b) the security for such facility is limited to cash collateral.

“Permitted Liens” means, in respect of any Property of any Person any of the following:

(a)
liens for Taxes not yet due or for which installments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Person and for which reasonable reserves under GAAP are maintained;

(b)
undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised, or which relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Person;

(c)
reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by the Person;

(d)
zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, rights-of-way, servitudes and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, easements, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used by the Person;

(e)
title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected property for the purpose for which it is used by the Person;

(f)
the right reserved to or vested in any Governmental Authority which is conferred or reserved by or in any statute of Canada or province or territory thereof, by the terms of any lease, licence, Mineral Claim, Surface Right or other real property right or approval, franchise, grant or permit acquired or held by the Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other periodic payments as a condition to the continuance thereof or to distrain against or to obtain a Lien on any property or asset of such Person in the event of any failure to make such annual or other periodic payment;

(g)
Liens resulting from the deposit of cash or securities in connection with contracts, tenders, expropriation proceedings, surety or appeal bonds and costs of litigation when required by law, Liens securing workmen’s compensation and employment insurance obligations, liens and claims incidental to construction, mechanics’, warehousemen’s, carriers’, suppliers, repairers, storage and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business, provided the obligations secured by such Liens are not yet due and payable, or are being contested diligently and in good faith;

(h)
security given to a public utility or any municipality or Governmental Authority when required by such utility or Governmental Authority in connection with the operations of the Person in the ordinary course of its business;

(i)
applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided that the Person in compliance therewith in all material respects and such restrictions do not materially reduce the value of the assets of the Person or materially interfere with the use of such assets in the operation of the business of the Person;

(j)
Liens or any rights of distress that are either (i) required by Applicable Law or (ii) reserved in or exercisable under any lease or sublease to which the Person is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and the Person is then in compliance in all material respects with such terms and provided further that any such Liens are limited to property located at the premises subject to the applicable lease or sublease;

(k)
the Lien created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings by the Person and does not result in an Event of Default;

(l)	Liens securing Purchase Money Obligations and Capitalized Lease Obligations, including the [redacted] Lease, provided that the aggregate amount of the Debt outstanding at any time in respect of the security interests and Capital Leases referred to in this paragraph (1) shall not exceed $25,000,000 and provided that the Liens securing such obligations extend only to the property acquired or financed thereby (including the proceeds of such property);

(m)
cash collateral and marketable securities deposited with financial institutions as security for letters of credit posted in the ordinary course of business securing obligations under a Permitted LC Facility, provided that, at any time, the aggregate face amount of all letters of credit secured by such collateral and issued under any such Permitted LC Facility (together in each case with the principal amount of any reimbursement obligations owing thereunder) shall not exceed $30,000,000;

(n)	Liens securing the Borrower’s obligations pursuant to the Royal Gold Streaming Agreement, provided they are subject to the RG Subordination Agreement;

(o)	Liens securing the Borrower’s obligations pursuant to the Franco Royalty Agreements, provided (subject to Section 6.1(v)) they are subject to the Franco Subordination Agreement;

(p)	leases or subleases granted to others in the ordinary course of business that do not in any manner interfere with the ordinary course of business of the Person;

(q)
royalties, net profit interests or other participating interests granted to (i) any Aboriginal Group or Governmental Authority, (ii) prior to the Ancillary Collateral Release Date, with respect to any property or asset other than the Phoenix Property or the Extension Zone Property, any other Person, or (iii) after the Ancillary Collateral Release Date, with respect to any property or asset other than the Phoenix Property, any other Person;

(r)	assets pledged to any Governmental Authority as security for closure obligations;

(s)	Liens in favour of customs and revenues authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

(t)	Liens securing Limited Recourse Financing;

(u)
Liens securing Hedging Obligations provided that (i) the mark to market amount of the outstanding liabilities of the Obligors under such Hedging Obligations shall not exceed $15,000,000 in the aggregate at any time and (ii) no such Hedging Obligations have a term to maturity exceeding 120 days;

(v)	Liens in favour of Larry Herbert securing net smelter royalty obligations arising under an option agreement dated December 23, 2002, in respect of the “collateral” as defined therein;

(w)	cash collateral and marketable securities deposited with financial institutions as security for credit card facilities in an aggregate amount not to exceed $750,000;

(x)	Liens securing Debt permitted pursuant to paragraphs (vi) and (viii) of Section 6.4(g);

(y)	Liens on real property, any interest therein and Mineral Claims not comprised in the Phoenix Property or (prior to the Ancillary Collateral Release Date) the Extension Zone

Property and the Other Red Lake Property (provided they do not extend to the other Collateral);

(z)	Liens existing on the date hereof and set out in Schedule 4.1(cc);

(aa)	other Liens agreed to in writing by the Lender; and

(bb)
the extension, renewal or refinancing of any Permitted Lien provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal and refinancing and the Lien is not extended to any additional property.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority.

“Phoenix  Facilities” means all of the mining, processing, production, maintenance, storage, tailings, roads, underground development, administration, infrastructure and related ancillary facilities, infrastructure and equipment, acquired, re-commissioned, constructed or operated by the Borrower or any Guarantor for the purpose of extracting and processing minerals, ore bodies and metals derived from the Phoenix  Property.

“Phoenix Project” means the Borrower’s gold mine development known as the Phoenix Project located at Red Lake, Ontario.

“Phoenix  Property” means, collectively, all present or future real property which is owned or leased by the Borrower or any Subsidiary of the Borrower in connection with the operation of the Phoenix Project, including but not limited to, those interests set out in and identified on Part 1 of  Schedule 4.1(aa) and including all Mineral Claims, Mining Leases, Surface Rights and other rights in minerals, ore bodies or metals in respect of property relating thereto, and any extension, renewal, replacement, conversion or any other form of successor or substitution title to or tenure derived from any of the foregoing, and any after-acquired or resulting right in respect of any of the foregoing.

“PIK Portion” means, with respect to a PIK Election made in accordance with Section 3.3, the portion of the Applicable Rate that is deferred and capitalized to the Principal Amount, and “PIK Portions” means the aggregate outstanding amount of the PIK Portions at the applicable time.

“Principal Amount” means the principal amount of the Loan outstanding under this Agreement from time to time.

“Project Assets” means collectively the Phoenix Property and the Phoenix Facilities.

“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of new (and not replacement) real and/or personal property, or any refinancing of such indebtedness or outstanding balance (provided the outstanding principal amount thereof is not increased).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the natural environment, including the movement of Contaminants through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

“Restricted Payment” means, with respect to the Borrower or any Guarantor, any payment by such Person to any other Person (a) of any dividends or any other distribution on any shares of its capital, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or any warrants, options or rights to acquire any such shares, or (c) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment subordinate to the Obligations prior to the scheduled date of payment thereof.

“RG Subordination Agreement” means the agreement by RGLD Gold AG in favour of the Lender whereby RGLD Gold AG subordinates its security interest in the Project Assets to the Lender, as contemplated by the Royal Gold Streaming Agreement.

“Royal Gold Debentures” means the demand debentures dated February 10, 2014 securing the Borrower’s obligations pursuant to the Royal Gold Streaming Agreement.

“Royal Gold Security” means all security granted in the Royal Gold Debentures and other security granted to RGLD Gold AG pursuant to the Royal Gold Streaming Agreement.

“Royal Gold Streaming Agreement” means the Purchase and Sale Agreement dated February 10, 2014, by and among the Borrower, RGLD Gold AG and Royal Gold, Inc.

“Sale-Leaseback” means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces of Canada, the Securities and Exchange Commission of the United States and any applicable U.S. state securities regulator.

“Securities Laws” means, collectively, all applicable securities legislation in each of the provinces and territories of Canada and in the United States (including the states, territories and possessions thereof) and the respective regulations made thereunder, together with applicable instruments, rules, policies, policy statements, notices, blanket rulings, decisions and orders, prescribed forms, published fee schedules, and other regulatory instruments issued or adopted by the Securities Commissions.

“Security” means the Liens created by the Security Documents.

“Security Documents” means the guarantees and security documents described in Section 5.1 and any other guarantees and security documents held from time to time by the Lender securing or intended to secure repayment of the Obligations.

“SEDAR” has the meaning given to such term in National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR).

“Senior Net Debt” means, at any time, without duplication, all secured Debt of the Borrower and its Subsidiaries on a consolidated basis that (in the case of any Obligor) is not expressly subordinated to the Obligations at such time, net of Unrestricted Cash to a maximum amount of CAD$25,000,000, but excluding from secured Debt any letters of credit, letters of guarantee and performance and surety bonds to the extent they are cash collateralized.

“Senior Net Debt to EBITDA Ratio” means, as of any date of determination, the ratio of (a) Senior Net Debt on such day to (b) EBITDA for the Four Quarter Period ending on such day.

“Subordinated Debt” means (i) unsecured convertible Debt of the Borrower; and (ii) any other unsecured Debt of any Obligor which, in the case of this paragraph (ii) only, has been expressly subordinated and postponed to the Obligations pursuant to a subordination agreement on terms reasonably acceptable to the Lender and has a maturity date that is at least one hundred and eighty (180) days after the Maturity Date.

“Subsidiary” of a Person, means a subsidiary body corporate within the meaning of the Canada Business Corporations Act and any partnership or other organization in respect of which such Person or any Subsidiary of such Person has the direct or indirect right to make or control management decisions, and “Subsidiaries” means all of them. Where the term “Subsidiary” or “Subsidiaries” is used herein without further qualification, such term shall mean a Subsidiary or the Subsidiaries of the Borrower.

“Surface Rights” means, in respect of any real property, all rights to use, enter and occupy the surface of such real property (including the surface of any freehold properties, leasehold properties, Mining Leases or Mineral Claims) for the exploration, development or production of minerals, ore bodies or metals, for conducting mining operations related to any of the foregoing, all contracts, approvals or other agreements relating to such rights, and any freehold real property rights, leasehold real property rights, lease, license of occupation or other occupation right pertaining thereto.

“Taxes” means all taxes (including for certainty, real property taxes), assessments, levies, imposts, stamp taxes, duties, deductions, charges and similar impositions payable, levied, collected or assessed as of the date of this Agreement or at any time in the future, and “Tax” shall have a corresponding meaning.

“TD Credit Facility” means [redacted].

“TD Estoppel Letter” means the waiver and estoppel letter delivered by Toronto-Dominion Bank in favour of the Lender is respect of the personal property lien registration relating to the TD Credit Facility.

“Total Net Debt” means, at any time, without duplication, all Debt of the Borrower and its Subsidiaries on a consolidated basis at such time, net of Unrestricted Cash, but excluding from secured Debt any letters of credit, letters of guarantee and performance and surety bonds to the extent they are cash collateralized or supported by letters of credit that are cash collateralized.

“Total Net Debt to EBITDA Ratio” means, as of any date of determination, the ratio of (a) Total Net Debt on such day to (b) EBITDA for the Four Quarter Period ending on such day.

“TPD” means “tonnes per day” in the context of the quantum of Borrower’s Commercial Production in relation to the Phoenix Project.

“TSX” means the Toronto Stock Exchange.

“Unrestricted Cash” means cash or cash equivalents of the Borrower that (a) do not appear (and would not be required to appear) as “restricted” on a consolidated balance sheet of the Borrower (unless it appears as “restricted” only in relation to the Loan Documents or Liens created thereunder), (b) are not subject to any Lien in favour of any Person other than the Lender and RGLD Gold AG under the Royal Gold Security to the extent such Lien is subordinated in favour of the Lender pursuant to the RG Subordination Agreement, (c) are otherwise generally available for use by the Borrower and (d) subject to the grace period following the Closing Date in Section 5.1, where held in a securities account are subject to an account control agreement in favor of the Lender.

US$ means the lawful money of the United States of America.

 “Warrant Agreement” means the warrant agreement between the Borrower, as warrant issuer, and the Lender, as warrant holder, dated as of the Closing Date.

“Warrants” means the warrants issued to the Lender to purchase common shares of the Borrower pursuant to the Warrant Agreement.

1.2	Gender and Number

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Monetary References

Any reference in this Agreement to “Dollars”, “dollars” or the sign “$” shall be deemed to be a reference to lawful money of Canada, unless expressly provided otherwise.

1.5	References

Except as otherwise specifically provided, references in this Agreement to any contract, agreement, document or any other instrument shall be deemed to include references to the same as varied, amended, supplemented, restated or replaced from time to time and reference in this Agreement to any enactment, including without limitation, any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time.

1.6	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.7	This Agreement to Govern

If there is any inconsistency between the terms of this Agreement and the terms of any Security Document, the provisions hereof shall prevail to the extent of the inconsistency.

1.8	Actions on Days Other Than Business Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

1.9	Interest Act

For the purposes of the Interest Act (Canada) and disclosure under such Act, whenever interest to be paid under this Agreement or any Loan Document is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

1.10	Accounting Terms

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.  If any Accounting Changes occur and such changes result in a material change in the calculation of the financial covenants, standards or terms used in this Agreement or any other Loan Document, the Borrower and the Lender agree to enter into negotiations in order to amend such provisions of this Agreement or such Loan Document, as applicable, so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the Borrower’s financial condition shall be the same after such Accounting Changes as if such Accounting Changes had not been made.

If the Borrower and the Lender agree upon the required amendments, then after appropriate amendments have been executed and the underlying Accounting Changes with respect thereto has been implemented, any reference to GAAP contained in this Agreement or in any other Loan Document shall, only to the extent of such Accounting Changes, refer to GAAP, consistently applied after giving effect to the implementation of such Accounting Changes.

If the Borrower and the Lender cannot agree upon the required amendments within 30 days following the date of implementation of any Accounting Change, then all calculations of financial covenants and other standards and terms in this Agreement and the other Loan Documents shall continue to be prepared, delivered and made without regard to the underlying Accounting Change.  In such case, Borrower shall, in connection with the delivery of any financial statements under this Agreement, provide a management prepared reconciliation of the financial covenants to such financial statements in light of such Accounting Changes.

1.11	Schedules, etc.

The following are the schedule(s) attached to this Agreement:

Schedule 4.1(e)	–	Corporate Chart
Schedule 4.1(f)	–	Share Capital
Schedule 4.1(g)	–	Consents

Schedule 4.1(h)	–	Agreements to Acquire Shares
Schedule 4.1(v)	–	Litigation
Schedule 4.1(y)	–	Material Contracts
Schedule 4.1(z)	–	Material Permits
Schedule 4.1(aa)	–	Real Property and Locations
Part 1 – Phoenix Property Part 2 – Extension Zone Property Part 3 – Other Red Lake Property Part 4 – Other Mineral Claims Part 5 – Personal Property Outside of Ontario
Schedule 4.1(cc)	–	Permitted Liens
Schedule 4.1(dd)	–	Relating to Phoenix Project
Schedule 4.1(mm)	–	Intellectual Property
Schedule 4.1(uu)	–	Bank and Securities Accounts
Exhibit 1	–	Compliance Certificate

ARTICLE 2
THE LOAN

2.1	The Loan

The Lender, in reliance on each of the representations and warranties set out herein and upon and subject to the provisions of this Agreement, including without limitation the satisfaction of the conditions to advance set out in Section 7.1 hereof, hereby agrees to make the Loan available to the Borrower on the terms set forth herein.

2.2	Availment

The Loan will be available to the Borrower in a single draw of US$50,000,000 on the Closing Date, upon satisfaction of the conditions set out in Section 7.1 and receipt by the Lender of a Borrowing Notice at least five Business Days prior to the proposed advance (or such later date as may be agreed to in writing by the Lender).

2.3	Upfront Fee

An upfront fee in the amount specified in the Fee Letter (the “Upfront Fee”) shall be earned in full by the Lender and payable by the Borrower on the Closing Date

2.4	Warrants

The Borrower acknowledges that, in consideration of the Lender entering into the Loan Agreement, the Warrant Agreement has been entered into and the Borrower shall issue to the Lender the Warrants on the Closing Date.

2.5	Use of Proceeds

Use the proceeds of the Loan only for the purpose of financing the project development of the Phoenix Project.

ARTICLE 3
PAYMENT

3.1	Interest Rate

Subject to Section 8.5, interest shall accrue from and including the date of the advance of the Loan on the Principal Amount outstanding from time to time at the Applicable Rate.

3.2	Calculation and Payment of Interest

Interest on the Principal Amount shall accrue from day to day, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days, and subject to Section 3.3, shall be payable to the Lender in arrears on March 31, June 30, September 30, and December 31 (each an “Interest Payment Date”) in each year (or if not a Business Day on the immediately following Business Day) in accordance with Section 3.10.  For greater certainty, interest will accrue daily but will not be compounded unless not paid when due.

3.3	PIK Option

(a)
At any time prior to the second anniversary of the Closing Date, the Borrower may, upon giving 10 Business Days’ notice in writing to the Lender as specified below and provided no Default or Event of Default is then existing, elect to defer the PIK Portion of the interest on the Loan (a “PIK Election”), in which case interest will thereafter until the PIK Election is terminated accrue on the Loan at the rate specified in clause (ii) of “Applicable Rate”.

(b)
If the Borrower so elects, the PIK Portion of the interest on the Loan due after the date of such notice will not be required to be paid in cash, and will instead be added to the Principal Amount quarterly on each Interest Payment Date.  Following a PIK Election, the Cash Portion of the interest on the Loan will continue to be required to be paid in cash.  The Borrower may at any time on five Business Days’ written notice to the Lender notify the Lender that it wishes to resume cash-only interest payments as of the next Interest Payment Date, in which case any PIK Election then in effect will terminate as of such Interest Payment Date and all interest will thereafter be required to be paid in cash and the Principal Amount and each PIK Portion will thereafter bear interest at the rate specified in clause (i) of “Applicable Rate”. The ability of the Borrower to make a PIK Election will terminate as of the second anniversary of the Closing Date and any PIK Election then in effect will terminate as of such date.

(c)	Notwithstanding Section 3.4, Borrower may prepay on any Interest Payment Date all or any portion of the PIK Portions without any prepayment penalty or premium.

3.4	Voluntary Prepayments

At any time prior to the Maturity Date, the Borrower may prepay all or any portion of the Loan (but if in part then in a minimum principal amount of US$4,000,000 or integral multiples of US $1,000,000 in excess thereof, or in each case, if less, the entire outstanding Principal Amount) upon 10 days prior written notice to the Lender, subject to a prepayment premium (the “Prepayment Premium”) payable to the Lender on the Principal Amount being repaid (other than in respect of any PIK Portions capitalized thereto) equal to:

(a)	in respect of any such prepayment made prior to 18 months after the Closing Date, 6%;

(b)	in respect of any such prepayment made after 18 months after but before 30 months after the Closing Date, 3%; and

(c)	in respect of any such prepayment made after 30 months after the Closing Date but before 42 months after the Closing Date, 1%.

Any prepayment made after 42 months after the Closing Date will not be subject to a prepayment premium or penalty.

3.5	Mandatory Repayment - Maturity

The Principal Amount, together with all accrued and unpaid interest thereon and other amounts payable hereunder, shall be due and payable by the Borrower in full in cash on the Maturity Date.

3.6	Mandatory Repayment - Proceeds of Insurance

(a)	If the Borrower receives proceeds of insurance in respect of Project Assets in an amount less than $10,000,000 for any individual incident, the Borrower may retain such proceeds.

(b)
If the Borrower receives proceeds of insurance in respect of Project Assets in an amount greater than $10,000,000 for any individual incident but up to $20,000,000 in the aggregate in a Fiscal Year, the Borrower may retain such proceeds provided that the Borrower enters into a binding commitment to replace, repair or rebuild the asset or assets to which such insurance proceeds relate within 270 days. Following such 270 day period, if there has been no binding commitment to replace, repair or rebuild such assets, such insurance proceeds shall be paid to the Lender and shall be applied against outstanding Obligations.

(c)
If the Borrower receives proceeds of insurance in respect of Project Assets in excess of $20,000,000 in the aggregate in a Fiscal Year, the Lender shall, in its sole discretion, determine whether the proceeds shall be applied against outstanding Obligations as provided herein or be returned to the Borrower to replace, repair or rebuild assets or re-invest in other capital assets useful in the Phoenix Project within the time period prescribed by the Lender.  Any such amounts required to repay the Principal Amount will be subject to the then applicable Prepayment Premium, if any.

(d)	Notwithstanding the foregoing, (i) the Borrower shall not be entitled to any proceeds of insurance, including business interruption insurance, in respect of Project Assets if there exists an Event of Default and (ii) the proceeds of insurance in respect of equipment subject to purchase money mortgages or Capitalized Lease Obligations permitted hereunder shall be first applied in accordance with the agreement governing same.

3.7	Mandatory Repayment – Asset Dispositions

(a)
If an Obligor in one or more transactions permitted hereby Disposes of Collateral resulting in net proceeds equal to in excess of $5,000,000 in aggregate in any Fiscal Year, then not later than two (2) Business Days after any such Disposition, an amount equal to the net proceeds of any such Dispositions in excess of $5,000,000 shall be paid by the Borrower to the Lender as a mandatory repayment and shall be applied against outstanding Obligations as provided herein; provided, however, that the Borrower shall not be required to make such payment to the Lender if it intends to purchase replacement property with the proceeds of such Disposition or otherwise re-invest the proceeds in the Phoenix Project within 270 days of the Disposition, inclusive of all bona fide reasonable direct transaction fees, cost, sales taxes and commissions incurred by the Obligor.  If it is not the intention of the Borrower to purchase replacement property or re-invest in the Phoenix Project within such 270-day time period, or any binding commitment in respect of such purchase or re-investment has not been entered into within such 270-day time period, the net proceeds not so used shall be paid to the Lender to be applied to repay Obligations as provided herein.  Any such amounts required to repay the Principal Amount will be subject to the then applicable Prepayment Premium, if any.

(b)	Notwithstanding the foregoing, any Dispositions permitted by Section 6.4(b)(i) will not be required to be paid to the Lender in accordance with this Section.

3.8	Mandatory Repayment - Change of Control

(a)
Upon the occurrence of a Change of Control, the Lender may, in its sole discretion and within 60 days of such Change of Control, require that the Borrower repay the Principal Amount (or a portion thereof as requested by the Lender), together with accrued and unpaid interest thereon. Any such amounts required to repay the Principal Amount will be subject to a prepayment premium equal to 1% of the amount repaid.

(b)
The Borrower shall notify the Lender in writing at least 20 Business Days prior to the consummation of any transaction which if consummated constitutes a Change of Control transaction, such notice to include all material terms of such transaction and the timing and process thereof (the “CoC Notice”). Notwithstanding Section 3.8(a), if (1) a transaction or event is publicly announced that would if completed constitute (or absent such public announcement, a CoC Notice is given with respect to the transaction or event that would if completed constitute) a Change of Control that would reasonably be expected to result in the de-listing of the Common Shares from the TSX (or if the Common Shares are no longer listed on the TSX, any other recognized stock exchange in Canada or the United States on which the Common Shares are then listed), and (2) if the closing price of the Common Shares on the stock exchange referred to above on the trading day after such public announcement (or the trading day after the giving of the CoC Notice if there has been such public announcement) is less than the then applicable exercise price per Warrant, then the Lender by written notice to the Borrower (which may be revoked by the Lender at any time prior to the consummation of the Change of Control transaction) given within 10 Business Days following such public announcement shall at its option have the right, subject to the consummation of the Change of Control and in exchange for the cancellation of the Warrants, to require the Borrower to repay the Principal Amount (or a portion thereof as requested by the Lender), together with accrued and unpaid interest thereon, plus the Prepayment Premium that would then be applicable on a voluntary repayment of such Principal Amount under Section 3.4 (in lieu of the 1% prepayment premium referred to in Section 3.8(a)).

3.9	Application of Payments

Any amounts prepaid or repaid shall not be reborrowed. All amounts prepaid or repaid shall be applied (a) firstly in reduction of the accrued and unpaid interest, any applicable Prepayment Premium and all other amounts then outstanding (other than the Principal Amount), and (b) and thereafter in reduction of the Principal Amount being prepaid or repaid.

3.10	Payments Generally

All payments made pursuant to this Agreement (in respect of principal, interest or otherwise) shall be made by the Borrower to the Lender by way of deposit by or on behalf of the Borrower to the account specified therefor by the Lender to the Borrower from time to time no later than 3:00 p.m. (Toronto time) on the due date thereof. Any payments received after such time shall be considered for all purposes as having been made on the next following Business Day unless the Lender otherwise agrees in writing.

3.11	Payments - No Deduction

(a)
All payments made in respect of this Agreement (in respect of principal, interest or otherwise) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any present or future Taxes, other than Excluded Taxes, provided that if the Borrower shall be required by law to deduct or withhold any Taxes, other than Excluded Taxes, from or in respect of any payment or sum payable to the Lender, the payment or sum payable shall be increased as may be necessary so that after making all required deductions or withholdings, the Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made and the Borrower shall pay the full amount deducted to the relevant taxation or other authority in accordance with Applicable Law.

(b)
If the Lender becomes liable for any Tax in the jurisdiction in which the Borrower is located as a result of a payment being made without the required Tax in that jurisdiction having been deducted or withheld, the payor shall indemnify the Lender for such Tax and any interest and penalties thereon, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax in that jurisdiction on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), the Lender shall receive the full amount of Taxes, interest and penalties for which it is liable in that jurisdiction.

3.12	Illegality

If any Applicable Law coming into force after the Closing Date, or if any change in any existing Applicable Law or in the interpretation or application thereof by any court or Governmental Authority, now or hereafter makes it unlawful for the Lender to have advanced or acquired interest in the Loan or to give effect to its obligations in respect thereof, the Lender may, by written notice thereof to the Borrower, declare its obligations under this Agreement to be terminated, and the Borrower shall prepay, within the time required by such law, but without any prepayment penalty or premium, the Principal Amount together with accrued interest thereon and any other amounts owing under this Agreement as may be applicable to the date of such payment. If any such event shall, in the opinion of the Lender, only affect part of its obligations under this Agreement, the remainder of this Agreement shall be unaffected and the obligations of the Borrower under the Loan Documents shall continue.

3.13	Change in Circumstances

If the introduction of or any change in any Applicable Law relating to the Lender or any change in the interpretation of application thereof by any Governmental Authority or compliance by the Lender with any request or direction of any Governmental Authority:

(a)
subjects the Lender or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of amounts owing to the Lender (other than Taxes of application to the overall income of the Lender);

(b)	imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, or any other regulatory or similar requirement against assets held by, or loans by, the Lender; or

(c)	imposes on the Lender any other condition or requirement with respect to this Agreement (other than Taxes of application to the overall income of the Lender);

and such occurrence has the effect of:

(d)	increasing the cost to the Lender of agreeing to make or making, maintaining or funding this Agreement or any portion thereof;

(e)	reducing the amount of the Obligations owing to the Lender;

(f)
directly or indirectly reducing the effective return to the Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of income tax being imposed on the Lender’s overall income); or

(g)	causing the Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by the Lender hereunder;

then, the Lender shall also advise the Borrower by way of a certificate of an officer of the Lender setting forth, with sufficient particulars (including for greater certainty, the details of calculations relevant thereto), the facts relevant to the application of this Section 3.13, and, absent manifest error in such officer’s certificate, the Borrower shall promptly upon demand by the Lender pay or cause to be paid to the Lender such additional amounts as shall be sufficient to fully indemnify the Lender for such additional cost, reduction, payment, foregone interest or other return provided that the Borrower shall not be required to pay such additional amounts unless such additional amounts are being demanded by the Lender as a general practice from its borrowers similarly obligated. The Lender shall provide to the Borrower a certificate in respect of the foregoing which incorporates reasonable supporting evidence thereof and any such certificate will be prima facie evidence thereof except for manifest error.

3.14	Payment of Costs and Expenses

The Borrower shall pay to the Lender within ten Business Days of delivery to the Borrower of reasonably detailed invoices therefor, all reasonable costs and expenses of the Lender and its agents and any receiver or receiver-manager appointed by them or by a court (including, without limitation, all fees, expenses and disbursements of legal counsel) in connection with this Agreement and the other Loan Documents, including, without limitation:

(a)	the preparation of this Agreement or any of the other Loan Documents;

(b)	any costs and expenses relating to or in connection with due diligence, independent mine review, background checks and related matters up to $150,000;

(c)	the preparation of any actual or proposed amendment or modification hereof or thereof or any waiver hereunder or thereunder and all instruments supplemental or ancillary thereto;

(d)	the registration and/or discharge of any of the Security Documents in any public record office;

(e)	obtaining advice as to the Lender’s rights and responsibilities under this Agreement or the other Loan Documents; and

(f)
the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under this Agreement or any of the other Loan Documents including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Security Documents or any enforcement of the Security.

3.15	Indemnities

(a)
The Borrower shall indemnify and save harmless the Lender from all claims, demands, liabilities, damages, losses (other than losses of profits), costs, charges and expenses (including the fees, expenses and disbursements of legal counsel to the Lender) (collectively, “Losses”), which may be incurred by the Lender as a consequence of or in respect of (i) default by the Borrower in the payment when due of any Obligation or any other Default or Event of Default hereunder, (ii) the entering into by the Lender of this Agreement and any amendment, waiver or consent relating hereto, and the performance by the Lender of its obligations under this Agreement (which for greater certainty will not include any grossly negligent act or willful misconduct on the part of the Lender or any changes in the value of the Loan as a result of market interest rate fluctuations and credit rate spread), (iii) the application by the Borrower of the proceeds of this Agreement, or (iv) the operation of the Business. A certificate of an officer of the Lender as to any such claim, demand, liability, damage, loss, cost, charge or expense and containing reasonable details of the calculation shall be, absent manifest error, prima facie evidence of the amount of such claim, demand, liability, damage, loss, cost, charge or expense.

(b)
The Borrower shall indemnify and save harmless the Lender, its Affiliates and their respective officers, directors, employees, shareholders and agents (collectively, the “Indemnified Parties”) from all claims, demands, liabilities, damages, losses (other than losses of profit), costs, charges and expenses (including without limitation any investigatory, remedial, clean-up, compliance or preventative costs, charges and expenses) (collectively, “Claims”) which may be asserted against or incurred by such Indemnified Party under or on account of any Contaminants, Environmental Law or Environmental Permits, including without limitation any Claims arising from:

(i)
the Release of a Contaminant, the threat of the Release of any Contaminant, or the presence of any Contaminant affecting the real property owned, leased, managed or controlled by the Borrower, whether or not the Contaminant originates or emanates from the Borrower’s property or any other real property or personal property located thereon;

(ii)	the Release of a Contaminant owned by, or under the charge, management or control of, the Borrower or any Person under the Borrower’s control;

(iii)
any other matter relating to the environment, Environmental Law or Environmental Permits affecting the real property owned, leased, managed or controlled by the Borrower, or the operations and activities of the Borrower (including the operation of the Business).

3.16	Maximum Rate of Interest

Notwithstanding anything herein or in any of the other Loan Documents to the contrary:

(a)
in the event that any provision of this Agreement or any other Loan Documents would oblige the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

(i)	by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law; and

(ii)	by reducing the amount or rate of interest exigible under Article 2 of this Agreement; and

(iii)
any amount or rate of interest referred to in this Section 3.16 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination, absent manifest error.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Borrower

The Borrower represents and warrants to the Lender at the date hereof, and as of the Closing Date, as follows in respect of itself and (except where expressly limited to the Borrower) each Guarantor:

(a)
Incorporation and Qualification.  It is duly incorporated, amalgamated, formed, merged or continued, as the case may be, and validly existing as a corporation, company or partnership, under the laws of its jurisdiction of formation and is duly qualified, licensed or registered to carry on business under the laws applicable to it in all jurisdictions in which the nature of its property or business makes such qualification necessary except where failure to be so qualified, licensed or registered could not reasonably be expected to have a Material Adverse Effect.

(b)
Corporate Power.  It has all requisite corporate or other power and authority to (i) own and operate its property and to carry on the Business carried on by it; and (ii) enter into and perform its obligations under this Agreement and the other Loan Documents to which it is a party.

(c)
Authorization, Execution and Binding Obligation.  The execution, delivery and performance of each of the Loan Documents to which it is a party has been duly authorized by all corporate and other actions required, and each such Loan Document has been duly executed and delivered by it, and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to the availability of equitable remedies and the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally.

(d)
Conflict with Other Instruments.  The execution and delivery of the Loan Documents to which it is a party and the performance of its obligations thereunder and compliance with the terms, conditions and provisions thereof, did not and will not (i) conflict with or result in a breach of any of the terms, conditions or provisions of (A) its constating documents or by-laws, (B) any Applicable Law, or (C) any judgment, injunction, determination or award which is binding on it; or (ii) result in, require or permit (1) the imposition of any Lien in, on or with respect to its material property now owned or hereafter acquired by it (other than pursuant to the Security Documents or which is a Permitted Lien), or (2) any third party to terminate, or acquire any rights materially adverse to it under, any Material Contract.

(e)
Subsidiaries.  The Borrower carries on its Business in respect of the Phoenix Project directly and indirectly through its wholly-owned Material Subsidiaries. All Subsidiaries of the Borrower at the date hereof are set out in the corporate chart attached as Schedule 4.1(e). The only Material Subsidiary of the Borrower as at the date hereof is 0691403 B.C. Ltd., which is wholly-owned by the Borrower.

(f)	Share Capital. At the Closing Date:

(i)	(A) the authorized capital of the Borrower consists of an unlimited number of Common Shares, (B) 394,240,870 Common Shares of the Borrower are issued and outstanding as fully paid and non-assessable and (C) no other Equity Interests of the Borrower are issued and outstanding except as set out in Schedule 4.1(f);

(ii)
The Borrower is not a party to any agreement and, to the Borrower’s knowledge, no agreement exists that in any way affects the voting rights attaching to or control of any Equity Interests of the Borrower; and

(iii)
Schedule 4.1(f) hereto enumerates, to the best of the Borrower’s knowledge, the beneficial holders of 10% or more of the Common Shares and, to the best of the Borrower’s knowledge, except as disclosed in Schedule 4.1(f) hereto, no material sale or assignment of Shares by any such beneficial owner of 10% or more of the Common Shares is contemplated.

(g)
Consents, Approvals, etc.  Except as set forth in Schedule 4.1(g), no consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Lender are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Borrower in favour of the Lender pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security other than financing statements and other registrations made in connection with such Security or (iii) to implement the transactions contemplated by the Loan Documents.

(h)
Agreements to Acquire Shares.  Except as set out in Schedule 4.1(h) (as at the date hereof and as updated from time to time to reflect changes in circumstances occurring after the Closing Date pursuant to Section 6.3(f)) or as otherwise disclosed in writing to the Lender prior to the date hereof, no Person has any agreement, option, right or privilege (whether by law, pre-emptive or contractual) or any other right capable of becoming an agreement, option, right or privilege for the acquisition, purchase, subscription, allotment or issuance of any Common Shares or other Equity Interests of the Borrower or any Guarantor or any securities or obligations of any kind convertible into or exchangeable or exercisable for Common Shares or other Equity Interests of the Borrower or any Guarantor, or to require the Borrower or any Guarantor to purchase, redeem or otherwise acquire any of its issued and outstanding Common Shares or other Equity Interests. Except as set forth in Schedule 4.1(h) (as at the date hereof and as updated from time to time pursuant to Section 6.4(e)), no Person has any pre-emptive right or right of first refusal in respect of the allotment and issuance of any unissued Common Shares or other Equity Interests of the Borrower or any Guarantor.

(i)
Warrants.  The Warrants will, as of the Closing Date, be duly and validly created, authorized and issued. The Common Shares to be issued to the Lender upon the exercise of the Warrants are and will be duly and validly authorized and reserved for issuance to the Lender, and upon the exercise of the Warrants, such Common Shares will be duly authorized, validly issued as fully paid and non-assessable shares in the capital of the Borrower, and the Lender will be the legal and registered owner of such Common Shares and will have good title thereto free and clear of all Liens arising by, through or under the Borrower or its Subsidiaries. The Warrants and Common Shares have been or will be, as applicable, offered, issued, sold and delivered to the Lender pursuant to a prospectus exemption in compliance with all applicable Securities Laws.

(j)
Governmental Approvals.  Except as set forth in Schedule 4.1(g), the entering into and the performance by it of the Loan Documents to which it is a party, including without limitation, the issue, sale, delivery and listing on the TSX and NYSE of the Common Shares to be issued upon the exercise of the Warrants provided for in the Warrant Agreement, do not require any filing, notice, consent, approval, authorization or order of any court or Governmental Authority or the TSX or NYSE, except for approvals and filings required with respect to the Warrants and the Common Shares issuable pursuant to the exercise thereof under Securities Laws or stock exchange requirements, including without limitation, the TSX and NYSE, which approvals have been obtained and filings have been made.

(k)
Reporting Issuer Status.  As at the date hereof, the Borrower is a reporting issuer under the Securities Laws of each of the Provinces of Canada and it is in compliance with such Securities Laws and is not listed as being in default of any requirement of the Securities Laws in any such province.

(l)	Compliance with Stock Exchange Rules. The Borrower is in compliance in all material respects with the rules and regulations of the TSX and the NYSE and all requirements of applicable Securities Laws.

(m)
No Misrepresentation in Public Filings.  The Borrower has, in accordance in all material respects with Applicable Laws (including Securities Laws) and TSX and NYSE requirements, filed with all applicable securities regulatory authorities, and the TSX and NYSE, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock-based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with the Securities Commissions, the TSX and NYSE, as applicable (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Borrower Public Documents”). The Borrower Public Documents (i) at the time filed did not, and (ii) as of the date hereof (after giving effect to all filings made prior to the date hereof), do not, and will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Borrower has not filed any confidential material change report with any of the Securities Commissions, the TSX, the NYSE or any other self-regulatory authority that remains confidential.

(n)
Disclosure Controls.  The Borrower maintains an effective system of “disclosure controls and procedures” (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that is designed to ensure that information required to be disclosed by the Borrower in reports that it files or submits under Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Commissions’ rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Borrower’s management as appropriate to allow timely decisions regarding required disclosure. The Borrower has carried out evaluations of the effectiveness of its disclosure controls and procedures as contemplated under NI 52-109.

(o)	Accounting Controls. The Borrower maintains systems of “internal control over financial reporting” (as defined in NI 52-109) that comply with the requirements of

NI 52-109 and have been designed by, or under the supervision of, the Borrower’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including internal accounting controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) that access to assets is permitted only in accordance with management’s general or specific authorization, (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the Borrower’s assets that could have a material effect on the Borrower’s annual financial statements or interim financial statements. Since the date of the most recent balance sheet of the Borrower publicly disclosed by the Borrower, the Borrower’s auditors and the audit committee of the Borrower’s Board of Directors have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Borrower’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Borrower’s internal control over financial reporting. Except as publicly disclosed by the Borrower, there are no material weaknesses in the Borrower’s internal controls.

(p)
Independent Accountants.  PricewaterhouseCoopers LLP, which has audited certain financial statements of the Borrower, is an independent registered public accounting firm with respect to the Borrower and its Subsidiaries within the applicable rules and regulations adopted by the Securities Commissions. There has not been any reportable event (within the meaning of National Instrument 51-102 — Continuous Disclosure Obligation) with PricewaterhouseCoopers LLP or any former auditors of the Borrower.

(q)
Contingent Liabilities.  It has no contingent liabilities in excess of the liabilities that are either reflected or reserved against in the Borrower’s audited financial statements and interim financial statements which would reasonably be expected to be material to the financial condition of the Borrower on a consolidated basis.

(r)
No Cease Trade Orders.  No order ceasing or suspending trading in securities of the Borrower or prohibiting the sale of securities by the Borrower has been issued and the Borrower has not been served with or otherwise received notice of or become aware of any proceedings for this purpose having been instituted, or being pending, contemplated or threatened.

(s)
Conflicts of Interest.  Except for transactions entered into after the Closing Date in accordance with Section 6.4(q), none of the directors or officers of the Borrower or any associate or affiliate of any of the foregoing had, has or intends to have any material interest, direct or indirect, in the transactions contemplated by this Agreement, the Loan Documents or in any proposed material transaction with the Borrower which, as the case may be, materially affects, is material to or will or may reasonably be expected to materially affect the Borrower on a consolidated basis.

(t)
Technical Reports.  The Borrower is in compliance, in all material respects, with NI 43-101 in connection with its properties and the Borrower Public Documents and has prepared, filed and certified its technical reports in accordance with NI 43-101 and Form 43-101 Fl — Technical Report.

(u)
Trading of Warrants.  The first trade of the Warrants or the Common Shares acquired upon the exercise thereof by the holder thereof will be exempt from the prospectus requirements of the Securities Laws provided that:

(i)	the Borrower is and has been a reporting issuer in a jurisdiction of Canada for at least four months immediately preceding the date of such trade;

(ii)	at least four months have elapsed from the distribution date (as defined in NI 45-102) of the Warrants;

(iii)
certificates representing the Warrants issued on or within four months after the Original Closing Date, were issued with a legend stating the prescribed restricted period in accordance with Section 2.5 of NI 45-102;

(iv)	such trade is not a control distribution as defined in NI 45-102;

(v)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(vi)	no extraordinary commission or consideration is paid to a Person in respect of such trade; and

(vii)	if the selling security holder is an insider or officer of the Borrower, the selling security holder has no reasonable grounds to believe that the Borrower is in default of any Securities Law.

(v)
Litigation.  Except as disclosed in Schedule 4.1(v) as at the date hereof and as updated from time to time pursuant to Section 6.3(f), at the date hereof there are no litigation, arbitration or administrative proceedings outstanding and there are no proceedings pending or, to its knowledge, threatened, against it or in respect of its property, which, if determined adversely to it could (i) expose the Borrower or any Material Subsidiary to liability in excess of $5,000,000 or (ii) materially impair the Borrower’s ability to operate the Phoenix Project or otherwise have a Material Adverse Effect.

(w)
No Expropriation.  At the date hereof, there are no expropriation or similar proceedings, actual or threatened, of which the Borrower has notice, or reason to believe such notice is pending or threatened, against the Project Assets, or any material part thereof.

(x)
Compliance with Laws.  It is conducting its business in compliance in all material respects with all Applicable Laws, including Environmental Laws, of each jurisdiction in which it carries on its business.

(y)	Material Contracts.

(i)	All Material Contracts are disclosed in Schedule 4.1(y) (at the date hereof and as updated from time to time pursuant to Section 6.3(f));

(ii)	all Material Contracts are in full force and effect at the date hereof and true and complete copies of all Material Contracts in effect at the date hereof have been provided to the Lender;

(iii)
true and complete copies of any new Material Contract entered into after the Closing Date, and any material amendments to any Material Contract entered into after the Closing Date, will be provided to the Lender (contemporaneously with any schedule updates made from time to time pursuant to Section 6.3(f); and

(iv)
except as disclosed to the Lender, the Borrower is not, and to its knowledge no other party thereto is, in default in any material respect under any Material Contract nor does any material dispute exist under any Material Contract.

(z)
Material Permits.  Schedule 4.1(z) lists all Material Permits now held or required to be obtained in connection with the Phoenix Project at initial production of 1,250 TPD; all Material Permits held by the Borrower on the date hereof (“Obtained Material Permits”) are indicated as “obtained” in Schedule 4.1(z) (or, with respect to Material Permits obtained after the date hereof, pursuant to a subsequent notice from the Borrower in accordance with Section 6.3(f)); the Obtained Material Permits constitute all Material Permits required by the Borrower on the date hereof (given the current state of the Phoenix Project), and all Obtained Material Permits are in good standing and the Borrower is in compliance with all material provisions of all Obtained Material Permits. The Borrower has not received any correspondence or any notice of proceedings or other document from any Governmental Authority concerning the cancellation, amendment, non-renewal or refusal of such Material Permits, or concerning other related proceedings which, individually or collectively, if they gave rise to an unfavorable decision, order or judgment, would result in a Material Adverse Effect, and, to the best of the Borrower’s knowledge, no such proceeding is threatened.

(aa)	Real Property. No Obligor;

(i)
is the owner, lessee or licensee of, or under any agreement or option to own, any real property or any Mineral Claim, other than the (A) the Owned Lands, the Leased Lands and the Mineral Claims with respect to the Phoenix Project set out in Part 1 of Schedule 4.1(aa) hereto (as at the date hereof and as updated from time to time pursuant to Section 6.3(f)), (B) the Owned Lands, the Leased Lands and Mineral Claims comprising the Extension Zone Property set out in Part 2 of Schedule 4.1(aa) hereto (as at the date hereof and as updated from time to time prior to the Ancillary Collateral Release Date pursuant to Section 6.3(f)), (C) the Owned Lands and the Leased Lands comprising part of the Other Red Lake Property set out in Part 3 of Schedule 4.1(aa) (as at the date hereof and as updated from time to time prior to the Ancillary Collateral Release Date pursuant to Section 6.3(f)), (D) the Other Mineral Claims, (E) Mineral Claims not constituting part of the Phoenix Property, the Extension Zone Property or the Other Mineral Claims, (F) real property acquired after the date hereof and not constituting part of the Phoenix Property or, prior to the Ancillary Collateral Release Date, the Extension Zone Property or Other Red Lake Property, (G) its interests in certain real property situated in the States of Nevada and Utah and (H) leases of office space, or

(ii)
has tangible personal property having a book value in excess of $5,000,000 in aggregate at any location outside of the Province of Ontario other than as disclosed in Schedule Part 5 of 4.1(aa) (at the date hereof and, prior to the Ancillary Collateral Release Date, as updated from time to time pursuant to Section 6.3(f)); or

(iii)
to the current knowledge of the Borrower, holds any Mineral Claims other than its (A) Mineral Claims constituting part of the Phoenix Property set out in Part 1 of Schedule 4.1(aa), (B) Mineral Claims constituting part of the Extension Zone Property set out in Part 2 of Schedule 4.1(aa), and (C) Other Mineral Claims.

(bb)	Regarding Real Property Interests.

(i)
The Owned Lands, Leased Lands and Mineral Claims disclosed in Part 1 of Schedule 4.1(aa) are held pursuant to  valid, subsisting and enforceable title documents or other recognized and enforceable agreements, licenses of occupation or instruments, are in good standing of the date hereof, and are sufficient to permit the Borrower to explore, mine, extract and process the minerals, ore and metals relating to the Phoenix Project;

(ii)
the Borrower and Guarantors have all necessary Surface Rights, and other necessary rights and interests in respect of the Phoenix Property, to permit the access required to explore, mine, extract and process the minerals, ore and metals relating to the Phoenix Project;

(iii)
all payments due in respect of Mineral Claims and Mining Leases which constitute part of the Phoenix Property and the Extension Zone Property, and all other taxes, assessments, renewal fees and other governmental charges owing in respect of the Phoenix  Property, the Extension Zone Property or any part thereof, have been paid in full;

(iv)
if any Mineral Claim which constitutes part of the Phoenix Property and the Extension Zone Property has an expiry date within 90 days after the Closing Date, the Borrower has filed with the MNDM all necessary documents and has paid all applicable fees or taken such action as is required to maintain such Mineral Claims in good standing after such expiry date; and

(v)
the Borrower has no reason or reasonable ground for believing that it will not be able to obtain or maintain any real property interest or right necessary for exploration, development or extraction on the Phoenix  Property and for the operation of the Phoenix Project in accordance with the Development Program, either pursuant to the applications made as of the date hereof to the appropriate Governmental Authorities or pursuant to any other future application or agreement required for exploration, development or extraction on the Phoenix  Property and for operating the Phoenix Project.

(cc)
Title to Property.  Its property is owned or leased by it as the beneficial owner thereof with good and (in the case of Owned Lands) marketable title thereto.  None of its property is subject to any Lien except for Permitted Liens, no Person has any agreement or right to acquire any of the Project Assets except as permitted hereunder, and it is not in default in any material respect under any of the Permitted Liens relating to it or its property (to the current knowledge of the Borrower only with respect to Permitted Liens set forth in paragraph (y) of the definition thereof).

(dd)	Relating to Phoenix Project. Except as set forth in Schedule 4.1(dd) hereto:

(i)	no party has any rights of first refusal, back-in rights or other rights in respect of the Project Assets;

(ii)
there are no other outstanding agreements or options to acquire or purchase the Project Assets or any part thereof or interest therein, and no Person has any royalty, stream or other interest whatsoever in production or profits from the Project Assets or any part thereof;

(iii)	there is no adverse claim against, or challenge to, the ownership of or title to, the Project Assets, including any claims by any aboriginal or First Nations groups; and

(iv)
all exploration and development activities in respect of the Phoenix Project are in compliance in all material respects with all Applicable Laws, all Material Permits and applicable Mining Leases and Mineral Claims.

(ee)
With Respect to the Project Assets.  All tangible property of the Obligors and tangible property used but not owned by the Obligors relating to the Phoenix Project, taken as a whole, is in good condition, is not obsolete, is used by the applicable Obligor in the operation of the Business for the purposes for which it was intended and its use is not subject to any material restriction, contestation or claim.

(ff)	Environmental Matters. Except as would not individually or in the aggregate reasonably be expected to cause material liability to each of Obligors:

(i)
each Obligor, through its operations, its equipment and the properties it owns, leases or occupies, or in any other manner, is not and has not been in violation of or non-compliance with any Environmental Law;

(ii)
each Obligor (i) has all Environmental Permits required in order to develop and construct the Phoenix Project at initial production of 1,250 TPD; (ii) will obtain all Environmental Permits required for the operation of  Phoenix Project in the normal course such that obtaining such Environmental Permits will not result in a delay in the commencement of operations of the Phoenix Project; (iii) is or will be, as applicable, in compliance with the terms and conditions of the Environmental Permits described in (i) and (ii) above; and (iv) no facts or circumstances exist that would reasonably be expected to require an amendment to any such Environmental Permits;

(iii)
there are no pending or, to the knowledge of the Obligors, threatened administrative, regulatory, judicial or third party actions, suits, orders, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws or Environmental Permit against the Obligors or, to the knowledge of each of the Obligors, any other Person relating to the Phoenix Project;

(iv)
to the knowledge of the Obligors, the soil and subsoil, and the surface and ground water in, on or under the real property owned, leased, managed or controlled by the Obligors does not contain any Contaminants;

(v)	none of the Obligors nor any Person under the control of the Obligors has caused any Release; and

(vi)
to the knowledge of the Obligors, there are no events or circumstances that would reasonably be expected to form, the basis of an order for clean-up or remediation, or an investigation, action, suit, order, claim or proceeding by any Governmental Authority or third party against or affecting the Obligors relating to the presence or Release of Contaminants or non-compliance with or violation of Environmental Laws or Environmental Permits.

(gg)
Other Debt.  As of the date hereof, it does not have credit facilities, borrowing arrangements with banks or other lenders or outstanding Debt other than Debt permitted by clauses (i), (ii) and (iii) of Section 6.4(g).

(hh)
No Action for Winding-Up or Bankruptcy.  There has been no voluntary or involuntary action taken either by or against any Obligor for winding-up, dissolution, liquidation, bankruptcy, receivership, administration or similar or analogous events in respect of an Obligor or all or any material part of its assets or revenues except for Permitted Corporate Reorganizations.

(ii)	Taxes. It has:

(i)	made adequate provision for Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed;

(ii)	delivered, or caused to be delivered, when due, all required income tax returns, sales, property, franchise and value-added tax returns and other Tax returns to the appropriate governmental bodies;

(iii)
withheld and collected all Taxes required to be withheld and collected by it and remitted such Taxes when due to the appropriate governmental bodies, except where any such remittance is being contested in good faith;

(iv)	no knowledge and is unaware of any assessment, appeal or claim, being asserted or processed against it with respect to the matters referred to in paragraphs (i) and (iii) above; and

(v)
paid and discharged when due all obligations incidental to any trust imposed upon it by statute which, if unpaid beyond the applicable due date, might become a Lien upon its property and no appeal or claim is, as far as the Borrower is aware, being asserted or processed with respect to such claim or obligations.

(jj)
Security.  Except as set forth in Schedule 4.1(g), the security constituted by the Security Documents constitutes a valid charge or Lien (subject to Permitted Liens) in favour of the Lender upon all of the property of the Borrower and the Guarantors (other than Minerals Claims outside of the Phoenix Property or the Extension Zone Property), free and clear of all Liens except Permitted Liens. Except as set forth in Schedule 4.1(g), all necessary registrations, filings or recordings of the Liens granted pursuant to the Security Documents (other than registrations, filings or recordings in respect of the Leasehold Debenture and Mineral Claims outside of the Phoenix Property or the Extension Zone Property) or notice or renewals thereof, have been made in all relevant jurisdictions and no further action is necessary in order to establish and perfect the Liens in favour of the Lender over all of the property of the Obligors (other than actions in respect of the Leasehold Debenture and Mineral Claims outside of the Phoenix Property or the Extension Zone Property).

(kk)	Insurance. The Borrower:

(i)
maintains insurance policies with reputable insurers against risks of loss or damage to the properties, assets and business of the Obligors of such types as are customary in the case of Persons engaged in the same or similar businesses to the full insurable value of their respective properties;

(ii)
has paid promptly all premiums and other amounts payable and has fulfilled all other material obligations with respect to the insurance policies currently in force and no misrepresentation, voluntary omission or delay can be alleged against any Obligor with respect to any notice or claim pursuant to such insurance policies;

(iii)
has at the date hereof no reason to believe that it will not be able to renew the insurance policies currently in force or to obtain similar coverage from financially sound, reputable independent insurance companies, at a cost that is not significantly higher;

(iv)	at the date hereof has no material claim pending against any insurer or pursuant to any insurance policy, and no knowledge of any fact, event or circumstance that could give rise to any such claim.

(ll)	Affiliated Transactions. Except for transactions entered into in accordance with Sections 6.4(i), 6.4(j) and 6.4(q), it is not:

(i)
indebted or obligated, contingently or otherwise, to any director, officer or shareholder of the Borrower or any other corporation or entity with whom any director, officer or shareholder of the Borrower does not deal at arm’s length, except for current liabilities or obligations in favour of any director or officer for director’s fees, expenses, salaries, wages or benefits arising from services provided to the Borrower which are fair and reasonable for such services; and

(ii)
a party to any contract or agreement with any director, officer, employee, shareholder, Affiliate or any other Person not dealing at arm’s length with the Borrower (within the meaning of the Income Tax Act (Canada)).

(mm)	Intellectual Property:

(i)
Schedule 4.1(mm) (at the date hereof and as updated from time to time pursuant to 6.3(f) contains a complete and accurate list and description of all material Intellectual Property owned by or licensed to it and the registration particulars (if any) applicable thereto;

(ii)
it has good and valid title to all of the material Intellectual Property, free and clear of all Liens, except Permitted Liens and except for any Intellectual Property licensed to it as disclosed in Schedule 4.1(mm); and

(iii)
to the knowledge of the Borrower, the conduct of the Business does not infringe and the use of the Intellectual Property does not infringe, and the Borrower has not received any notice, complaint, threat or claim alleging infringement of, any Intellectual Property of any other Person.

(nn)	Forecasts. The forecasts and budgets provided to the Lender have been prepared in good faith and disclose all materially relevant assumptions.

(oo)
Financial Statements.  The audited consolidated financial statements and the related notes thereto of the Borrower for the year ended December 31, 2014 and any other period hereafter reported on comply in all material respects with the applicable requirements of the Securities Laws and present fairly, in all material respects, the consolidated financial position of the Borrower as of the dates indicated and the results of its operations and the changes in its cash flows for the periods specified, and have been prepared in conformity with GAAP, applied on a consistent basis throughout the periods covered thereby.

(pp)	With Respect to Employees. As at the date hereof:

(i)
no labour dispute or material grievance, litigation or disagreement involving one or more employees of the Borrower or any Guarantor, including any officer, is pending or, to the knowledge of the Borrower, threatened;

(ii)
the Borrower and each Guarantor have withheld and remitted as and when due all employee source deductions (including income taxes, employment insurance, Canada Pension Plan contributions, payroll taxes and worker’s compensation dues); and

(iii)
The Borrower and each Guarantor have satisfied in all material respects all obligations under, and no material Taxes, penalties, or fees are owing or exigible under or in respect of, any employee benefit, incentive, pension, retirement, stock option, stock purchase, stock appreciation, health welfare, medical, dental, disability, life insurance and similar plans, arrangements or practices relating to the current or former employees, officers or directors of the Obligors maintained, sponsored or funded by the Obligors, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered and all contributions or premiums required to be paid thereunder have been made in all material respects in a timely fashion and any such plan or arrangement which is a funded plan or arrangement is fully funded on an ongoing basis.

(qq)	No Default. No Event of Default has occurred and is continuing and, except as disclosed in writing to the Lender, no Default has occurred and is continuing.

(rr)
No Material Adverse Change.  Since December 31, 2014, no change has occurred in any of the assets, business, financial condition or results of operation of the Borrower on a consolidated basis or the Business which has had or is reasonably likely to have a Material Adverse Effect.

(ss)
Off Balance Sheet Transactions.  Except as disclosed in writing to the Lender or in the financial statements (including the notes thereto) included in the Borrower Public Documents and except for royalties permitted under this Agreement, there are no off-balance sheet transactions arrangements, obligations (including contingent obligations) or other relationships of the Borrower with unconsolidated entities or other Persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Borrower on a consolidated basis or that would reasonably be expected to be material to an investor.

(tt)	Pension Plans. Neither the Borrower nor any Guarantor has established, or is liable in respect of, any Pension Plans.

(uu)	Accounts. Schedule 4.1(uu) is a list of all bank accounts and securities accounts of the Obligors (at the date hereof and as updated from time to time pursuant to Section 6.3(f)).

(vv)
Accuracy of Information.  All information which has been provided by or on behalf of the Borrower to the Lender and its representatives prior to the date hereof was and remains true and correct in all material respects as at the time provided and does not, as of such time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make such information not misleading.

4.2	Survival of Representations and Warranties

The representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement, and shall continue until payment in full of the Obligations notwithstanding any investigation made at any time by or on behalf of the Lender.

ARTICLE 5
SECURITY

5.1	Security

As security for the due and punctual payment of all of the Obligations, the Borrower shall, on or prior to the date of the advance of the Loan, deliver or cause to be delivered to and in favour of the Lender, as collateral agent for and on behalf of itself and any other lenders that may from time to time be party to this Agreement, and in form and substance satisfactory to the Lender and its counsel:

(a)	a General Security Agreement charging all of the Borrower’s property as security for the Obligations;

(b)	a securities pledge agreement pledging the Borrower’s interest in all securities held by it in its Subsidiaries;

(c)
from each Guarantor, (a) a guarantee of the Obligations, (b) a general security agreement charging all of the property of such Guarantor to secure the payment and performance of such guarantee and any other Obligations owing by it, and (c) a securities pledge agreement pledging such Guarantor’s interest in all securities held by it in its Subsidiaries;

(d)
a Debenture (other than the Leasehold Debenture) from each Obligor that has Owned Lands, Leased Lands or Mineral Claims as listed on Part 1, Part 2 and Part 3 of Schedule 4.1(aa), which shall be in form suitable for registration against title to each such real property of an Obligor;

(e)	third party legal opinions from Borrower’s counsel concerning the Borrower and each Guarantor and all such guarantees and security, to be delivered to the Lender; and

(f)	all share certificates, stock powers of attorney, consents, authorizations and other documents necessary in order to make valid and effective the aforementioned agreements.

The Borrower shall deliver an executed and undated Leasehold Debenture to the Lender in escrow on the Closing Date. Forthwith after the Closing Date the Borrower shall deliver an application in writing to MNDM for approval for the security interest granted by the Borrower under the Leasehold Debenture (the “MNDM Approval”) and shall use best efforts to obtain the MNDM Approval and upon receipt thereof shall (i) direct the dating and release from escrow of the Leasehold Debenture to the Lender and (ii) cause the registration and filing of the Leasehold Debenture with MNDM and the Land Titles Office for Kenora against each Mining Lease forming part of the Phoenix Property.

The Borrower shall use commercially reasonably efforts to obtain in favour of the Lender account control agreements in customary form in respect of all securities accounts of the Borrower and the Guarantors, in each case, within 60 days of the Closing Date (it being understood that, after such date, securities in every such accounts which are not subject to a control agreement in customary form in favour of the Lender shall not constitute “Unrestricted Cash” for purposes of this Agreement).

5.2	Additional Security from Material Subsidiaries

The Borrower shall cause each Person that becomes a Material Subsidiary (by way of Acquisition or otherwise) after the date hereof to deliver to the Lender (i) a guarantee of the Obligations owing by the Borrower in favour of the Lender, (ii) a third party legal opinion from the Borrower’s counsel concerning such Material Subsidiary and guarantee, to be delivered to the Lender all contemporaneously with such Person first becoming a Material Subsidiary, together with all other share certificates, stock powers of attorney, consents, authorizations and other documents necessary in order to make valid and effective the aforementioned agreements.

5.3	Further Assurances - Security

The Borrower shall take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Lender such agreements, documents and instruments as the Lender shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the opinion of the Lender’s counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 5.1 and 5.2 as first ranking Liens of the Borrower or the Person granting such Liens, subject only to the Permitted Liens, in all jurisdictions reasonably required by the Lender, in each case within a reasonable time after the request therefor by the Lender’s counsel, and in each case in form and substance satisfactory to the Lender’s counsel, acting reasonably.

5.4	Security Effective Notwithstanding Date of Advance

The Security shall be effective and the undertakings in this Agreement and the other Loan Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments on this Agreement or any of the other Loan Documents, but shall constitute continuing security to and in favour of the Lender, for the Obligations from time to time.

5.5	No Merger

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Lender shall in any way affect any of the provisions of this Agreement, the other Loan Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Lender shall in any way affect the obligation of the Borrower to pay interest or other amounts at the rates, times and in the manner provided in this Agreement.

5.6	Release of Security

(a)
Upon satisfaction of the following conditions, the Lender shall, at the request and expense of the Borrower, release and discharge any Ancillary Collateral and guarantees from any Guarantor which does not own or hold any property directly related to the Phoenix Property:

(i)	no Default or Event of Default is then in existence;

(ii)	as determined for four consecutive completed Fiscal Quarters, EBITDA for the Four Quarter Period then ended exceeded $80,000,000; and

(iii)	the Borrower has obtained all Permits necessary for Commercial Production of 1950 TPDs.

(b)
If any Collateral is Disposed of as permitted by this Agreement or is otherwise released from the Security in accordance with the Agreement, the Lender, at the request and expense of the Borrower (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such Disposition), shall discharge such property from the Security and deliver and re-assign to the applicable Obligors (without any representation or warranty but free and clear of any Liens created in favour of the Lender) any of such property as is then in the possession of the Lender and shall execute and deliver such releases, discharges, instruments and acknowledgements as the Borrower may reasonably request in connection therewith.

ARTICLE 6
COVENANTS

6.1	Affirmative Covenants

So long as the Loan remains available hereunder or any Obligations remain outstanding, and except as otherwise consented to by the Lender, the Borrower shall, and, to the extent applicable, shall cause any Material Subsidiary to:

(a)	Payment of Obligations. Duly and punctually pay the Obligations at the times and places and in the manner required by the terms of the Loan Documents.

(b)
Existence and Qualifications.  Maintain its corporate existence; maintain proper books of account and record; maintain its qualification to carry on business in all jurisdictions where it carries on business and where the absence of such qualification would have a Material Adverse Effect; and operate its business and property in accordance with sound business practice and in substantial compliance with Applicable Law (including Environmental Law) and all Material Contracts.

(c)	Compliance with Laws. Conduct its business in such a manner so as to comply in all material respects with all Applicable Law (including, without limitation, Environmental Laws.

(d)
Inspection.  At the expense of the Borrower and in each case upon reasonable prior written notice from the Lender, permit representatives of the Lender to enter into or onto its property, to inspect any of its property and to examine its financial books, accounts and records and to discuss its financial condition with its senior officers and its auditors provided that prior to the occurrence of an Event of Default that is continuing, the Borrower shall pay for no more than one such inspection and examination by the Lender per Fiscal Year.

(e)
Warrants.  At all times prior to the expiry of the Warrants, while any Warrants are outstanding, reserve and allot and issue out of its authorized capital a number of Common Shares sufficient to enable the Borrower to meet its obligations to issue Common Shares in respect of the exercise of all Warrants outstanding, in whole or in part, from time to time.

(f)
TSX, Reporting Issuer Status.  Use commercially reasonable efforts to maintain the listing of its Common Shares on the TSX (or any other recognized stock exchange in Canada or the United States where the Common Shares are listed at such time) and maintain its status as a reporting issuer under the Canadian Securities Laws of each of the Provinces of Canada, unless the decision to cease such listing or cease to be a reporting issuer results from the completion of a takeover bid or other transaction which has been accepted or approved by the requisite number of the Borrower’s shareholders.

(g)
Maintenance of Properties.  Maintain (i) all property material to the development and operation of the Phoenix Project in good working order and condition, ordinary wear and tear excepted, (ii) all of its interests in Project Assets (other than the Mining Leases and Mineral Claims) in good standing except where failure to do so could not reasonably be expected to have a Material Adverse Effect, and (iii) all of the Mining Leases and Mineral Claims relating to the Phoenix Project in good standing, provided that the foregoing obligation shall not impose on the Borrower the obligation to maintain Mining Leases and Mineral Claims that have no geological potential or the development of which would not be economically viable.

(h)
Insurance.  Keep insured with financially sound and reputable insurance companies all of its property, in amounts and against losses, including property damage and public liability, to the extent that such property is usually insured by businesses comparable to its business; cause the policies of insurance referred to above to contain customary endorsements for the benefit of the Lender as first loss payee (except for (i) equipment subject to purchase money mortgages or Capitalized Lease Obligations and (ii) on and after the Ancillary Collateral Release Date, any property not directly related to the Phoenix Property) in respect of property insurance and additional insured in respect of public liability insurance, all in a form acceptable to the Lender acting reasonably; and cause such policies to include a provision that such policies will not be amended in any manner which is prejudicial to the Lender or be cancelled without thirty (30) days’ prior written notice being given to the Lender by the issuers thereof.

(i)
Development of Phoenix Project.  Diligently and continuously use its best efforts to develop and operate the Phoenix Project in a good and workmanlike manner and substantially in accordance with the plans and specifications described in the Development Program, or as otherwise approved by the Lender.

(j)
Material Permits.  Obtain, as and when required, comply with and preserve and maintain, all Material Permits which are required to lawfully (i) acquire, own, operate and maintain the Phoenix Project in the manner currently carried on, and (ii) operate the Phoenix Project, and (iii) perform its obligations under the Loan Documents to which it is a party. Without limiting the generality of the foregoing, the Borrower shall obtain all Permits necessary in order to achieve Commercial Production at 1,950 TPD (including, but not limited to, the LRIA permit for embankment construction) by January 1, 2017.

(k)
Taxes.  Pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate legal proceedings and, with respect to Taxes which are overdue, make arrangements satisfactory to the Lender regarding adequate provision for their payment; and perform all obligations incidental to any trust imposed upon it by statute.

(l)	Notice of Default, Etc. Promptly notify the Lender of the occurrence of:

(i)	any Default or Event of Default;

(ii)	any material default by any party under or termination or threatened termination of any Material Contract of which it becomes aware;

(iii)	the failure to obtain, loss of or material non-compliance with the terms of any Material Permit;

(iv)	the expropriation or initiation of proceedings for the expropriation of any material assets of the Borrower or any Guarantor; and

(v)
any default under, or breach by the Borrower of any term of, the Royal Gold Streaming Agreement, the Franco Royalty Agreements, the TD Credit Facility documents, or any other instrument related to any material Debt or Permitted Liens.

(m)
Notice of Material Litigation, Condemnation, etc.  Promptly notify the Lender on becoming aware of the occurrence of:  (A) any litigation, any dispute, arbitration, proceeding or other circumstance affecting it (i) for an amount in excess of $2,500,000, (ii) which relates to any Material Contract or any Material Permit, (iii) which relates to any Owned Lands, Leased Lands or Mineral Claims, in each case, relating to the Phoenix Project, or (iv) which could reasonably be expected to have a Material Adverse Effect, and from time to time provide the Lender with all information reasonably requested by the Lender concerning the status thereof, or (B) the commencement or the written threat of any expropriation or condemnation of any Collateral or of the institution of any proceedings related thereto.

(n)	Notice of Environmental Matters. The Borrower shall promptly notify the Lender upon:

(i)	learning of any violation of or non-compliance in any material respect with any Environmental Law or Environmental Permit;

(ii)	learning of any material claim, complaint, notice or order under any Environmental Law which could reasonably be expected to cause material liability to the Borrower;

(iii)
learning of the existence of Contaminants located on, in, above or below the surface of any real property owned, leased, managed or controlled by the Borrower (except Contaminants being stored, used or otherwise handled in compliance with Environmental Law), which could reasonably be expected to cause material liability to the Borrower;

(iv)	the occurrence of any Release of Contaminants that has occurred on or from such real property which could reasonably be expected to cause material liability to the Borrower;

(v)
any proposed change in the use or occupation of the property owned, leased, managed or controlled which could reasonably be expected to cause material liability to the Borrower under Environmental Laws; and

(vi)	with respect to any of the information provided in clauses (a) to (e) above, from time to time provide the Lender with all information reasonably requested by the Lender concerning the status thereof;

(o)
Remediation.  The Borrower (i) shall develop, implement and maintain a management system designed to ensure the compliance by the Borrower and its operations with all Environmental Laws and Environmental Permits; (ii) promptly conduct and pay for all environmental remedial activities required by Environmental Law and in accordance with good mining industry practice in Canada; and (iii) conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of real property owned, leased, managed and controlled that constitutes part of the Collateral and in respect of which the Lender has reasonable concerns that such real property or the activities carried on at the real property are in violation in any material respect of any applicable Environmental Law, or where the Lender has reasonable concerns that such violation is imminent;

(p)	Defence of Title to Project Assets. Warrant and defend the right, title and interest of the Borrower in and to the Project Assets against the claims of any Person, subject only to Permitted Liens.

(q)
Notice of Change of Name.  Provide the Lender with ten (10) Business Days’ prior written notice of any proposed change or change in name or jurisdiction of incorporation or chief executive office of any Obligor.

(r)	Notice of Change of Control. Provide the Lender with at least twenty (20) Business Days’ prior written notice of any proposed Change of Control.

(s)
Notice of Acquisition of Material Property or Subsidiary.  Promptly notify the Lender of (i) the acquisition by it of (x) prior to the Ancillary Collateral Release Date, any material real property interest, whether owned or leased, and (y) on or after the Ancillary Collateral Release Date, any such material real property directly related to the Phoenix Property, (ii) (x) prior to the Ancillary Collateral Release Date, any new locations of tangible assets having a book value in excess of $5,000,000 outside the Province of Ontario (in each case, other than inventory in transit), and (y) on and after the Ancillary Collateral Release Date, any such new locations of tangible assets directly related to the Phoenix Property having a book value in excess of $5,000,000 outside the Province of Ontario (other than inventory in transit), (iii) any Acquisition or Investment (other than Investments in cash equivalents), and (iv) any Immaterial Subsidiary becoming a Material Subsidiary.

(t)
Ownership of Project. Ensure that all assets related to the Phoenix Project and, prior to the Ancillary Collateral Release Date, the Extension Zone Property, including without limitation all Material Permits, Material Contracts, Owned Lands, Leased Lands and Mineral Claims, in each case, relating to the Phoenix Project and, prior to the Ancillary Collateral Release Date, the Extension Zone Property, are owned by the Borrower or 0691403 B.C. Ltd. directly and not by any other Subsidiaries.

(u)	Commercial Operation. Achieve the Commercial Operation Date within nine months from the Closing Date.

(v)
Franco Subordination Agreement. Use commercially reasonable efforts to arrange for Franco-Nevada Corp. to enter into the Franco Subordination Agreement in favour of the Lender as soon as practicable after the Closing Date on terms which are no less favourable to the Lender than that obtained by RGLD Gold AG in respect of the Franco Royalty Agreement (or which are otherwise acceptable to the Lender, acting reasonably).

6.2	Financial Covenants

[redacted]

6.3	Reporting

The Borrower shall deliver to the Lender:

(a)
Interim Statements.  As soon as available and in any event within forty-five (45) days after the end of each Fiscal Quarter, unaudited consolidated statements of income, retained earnings and cash flows of the Borrower for such period and for the period from the beginning of the respective Fiscal Year to the end of such period, and the related consolidated balance sheet of the Borrower, setting forth in each case in comparative form the corresponding consolidated figures for the corresponding period in the preceding Fiscal Year, accompanied by (i) an updated forecast, including cash flow projections for the remainder of the Fiscal Year, and (ii) a Compliance Certificate;

(b)
Annual Statements.  As soon as available and in any event within ninety (90) days after the end of each Fiscal Year, audited consolidated statements of income, retained earnings and cash flows of the Borrower for such Fiscal Year and the related consolidated balance sheet of the Borrower as at the end of such Fiscal Year, setting forth in each case in comparative form the corresponding consolidated figures for the preceding Fiscal Year, and accompanied by (i) an audit report in customary form from auditors of recognized standing and (ii) a Compliance Certificate;

(c)
Operating Budget/Business Plan.  As soon as available, and in any event at least ten (10) days prior to the beginning of each Fiscal Year of the Borrower, (i) an operating budget containing estimates of operating costs by category, capital expenditures by category, a production schedule, and, if available, a revenue projection schedule for the upcoming Fiscal Year of the Borrower approved by the Board of Directors of the Borrower, and (ii) an updated business plan through to at least the Maturity Date;

(d)
Project Reports.  Prior to the Commercial Operation Date, (i) within 30 days after the end of each calendar month, a project report outlining construction activities and expenditures for such month (which, so long as the Royal Gold Streaming Agreement is in effect, shall be substantially in the form of the “Monthly Construction Report” as defined in and delivered pursuant to the Royal Gold Streaming Agreement), and (ii) together with the Interim Statements delivered pursuant to Section 6.3(a), a revised forecast of the project costs to reach the Commercial Operation Date;

(e)
Production Reports.  Following the Commercial Operation Date, within 30 days after the end of each calendar month, a report outlining production, revenues, and operating details for such month (which, so long as the Royal Gold Streaming Agreement is in effect, shall be substantially in the form of the “Monthly Production Report” as defined in and delivered pursuant to the Royal Gold Streaming Agreement), and including a comparison to the operating budget and business plan described in Section 6.3(c);

(f)
Update to Scheduled Information.  Together with the Interim Statements delivered pursuant to Section 6.3(a): (i) a report on the status of any Material Permits which are listed in Schedule 4.1(z) as “Not yet obtained” (and, if requested by the Lender, copies of any Material Permits unless previously provided to the Lender); and (ii) any updates required to provide that the information disclosed in Schedules 4.1(h), 4.1(v), 4.1(y), 4.1(z), 4.1(aa) (Part 1, 2, 3 and 5), 04.1(mm) and Schedule 4.1(uu) remains accurate as of the date of such Interim Statements;

(g)	Auditor’s Letters. Promptly after delivery to the Borrower or its directors, copies of all reports and opinions provided by the auditors of the Borrower to its directors or management;

(h)
Additional Plans and Studies. (i) Any mine operating and processing plan as and when such plan is prepared; (ii) any other material engineering or economic studies, as and when such studies are prepared; and (iii) any update to the life of mine plan or similar comprehensive operating plan for the Phoenix Project prepared by or for the Borrower’s management team and/or Board of Directors detailing the production and operating plan for the Phoenix Project’s reserves and resources, including all supportive narrative, assumptions and strategies, and any update thereto, within 15 days after any life of mine plan or update is prepared.

(i)
Other Information.  As soon as practicable following a request therefor from the Lender, such other financial information, financial statements, projections and reports (including with respect to annual capital, operating budgets, annual business plans, and engineering) as the Lender may reasonably request from time to time, and which is not otherwise available on SEDAR.

6.4	Negative Covenants

Except as otherwise provided in this Agreement, so long as the Loan remains available hereunder or any Obligations remain outstanding the Borrower shall not, and shall ensure that any Guarantor shall not, without the prior written consent of the Lender:

(a)
Reorganizations.  Enter into any transaction (whether by way of liquidation, dissolution, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of the undertaking, property and assets of the Borrower or a Guarantor (in each case, a “Predecessor Corporation”) would become the property of any other Person or, in the case of any such amalgamation, of the continuing company resulting therefrom, or whereby the obligation of the Predecessor Corporation to pay amounts under this Agreement would become subject to novation or assumed or undertaken by any other such Person or continuing company; provided, that the Borrower or Guarantor may enter such transaction if:

(i)
such transaction is solely between the Borrower and one or more Guarantors or solely between Guarantors (or, in the case of any transaction or series of transactions entered into in connection with (and subsequent to) a Change of Control, with another Person or Persons, provided that (A) no Default or Event of Default shall occur after giving effect to such transaction or series of transactions, and (B) the Borrower will be no worse off under each of the financial covenants in Section 6.2 after giving effect to such transaction or series of transactions on a pro forma basis);

(ii)
such Person or continuing company (the “Successor Corporation”) shall execute and/or deliver to the Lender an agreement supplemental hereto or to the other Loan Documents executed by a Predecessor Corporation or Predecessor Corporations, as the case may be, in form reasonably satisfactory to the Lender and execute and/or deliver such other instruments, if any, which to the reasonable satisfaction of the Lender and in the opinion of its counsel are necessary to evidence (i) the assumption by the Successor Corporation of liability under each Loan Document to which a Predecessor Corporation is a party for the due and punctual payment of all money payable by that Predecessor Corporation thereunder, and (ii) the covenant of the Successor Corporation to pay the same and (iii) the agreement of the Successor Corporation to observe and perform all the covenants and obligations of each Predecessor Corporation under each Loan Document to which such Predecessor Corporation was a party and to be bound by all of the terms of each such Loan Document so far as they relate to such Predecessor Corporation which instruments, if any, shall be in form reasonably satisfactory to the Lender;

(iii)	such transaction would not adversely affect the interests of the Lender hereunder or under any Loan Document, including the validity or priority of, or the Lender’s rights under, the Security;

(iv)
an opinion of counsel to the Borrower substantially in the form and as to matters affected by such transaction and addressed in the opinion of counsel to the Borrower delivered pursuant to Section 5.1(e) shall have been delivered to the Lender;

(v)	no Default or Event of Default shall have occurred and be continuing or will occur as a result of such transaction; and

(vi)	to the extent that such transaction involves the Borrower or the Parent, the Successor Corporation shall be a Canadian or Ontario corporation.

This covenant shall not apply to permit any consolidation, amalgamation or merger by the Borrower unless, as the result thereof, the Successor Corporation is the Borrower;

(b)
Dispositions.  Dispose of all or any part of Collateral (including all or any part of the Owned Lands, Leased Lands or Mineral Claims comprising part of the Collateral, except (i) the sale, transfer or other disposition of inventory in the ordinary course of business, and (ii) pursuant to a Permitted Asset Disposition;

(c)
Capital Structure/Constating Documents.  Except for Permitted Corporate Reorganizations, enter into any transaction to change or reorganize its capital structure or amend its articles, by-laws or any other constating documents in a manner that could reasonably be expected to be adverse in any material respect to the Lender;

(d)	Liens. Except for Permitted Liens, create, incur, assume or suffer to exist any Lien upon any property or assets of an Obligor whether now owned or hereafter acquired;

(e)
Royalty Agreements, etc.  Except for Permitted Liens, enter into any royalty agreement, streaming agreement or other agreement pursuant to which any Obligor agrees to grant any interest to any Person in any future revenue or production generated by the operation of the Phoenix Project or, prior to the Ancillary Collateral Release Date, the Extension Zone Property, nor shall the Borrower amend or agree to amend any material provision of any such agreement existing on the date hereof;

(f)	Restricted Payments. Make any Restricted Payment other than Restricted Payments by a Guarantor to the Borrower;

(g)	Debt. Create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than:

(i)	the Obligations;

(ii)	Subordinated Debt;

(iii)	Debt secured by Liens permitted pursuant to clauses (l), (m) and (w) of the definition of Permitted Liens;

(iv)	Debt owing to the Borrower by any Guarantor (and by any Subsidiary, provided that any such Debt by a Subsidiary is incurred in accordance with Section 6.4(j)(ii) and (iii));

(v)	Hedging Obligations incurred in connection with Section 6.4(h);

(vi)	Other Debt of any Obligor not contemplated in the foregoing clauses in an aggregate outstanding principal amount not to exceed $5,000,000;

(vii)	Debt in respect of Limited Recourse Financings; and

(viii)
Debt of a Material Subsidiary which is acquired by the Borrower after the Closing Date, provided such Debt (A) arose prior to the Acquisition of such Material Subsidiary and not in contemplation thereof, (B) is owed to an arm’s length Lender, (C) is non-recourse to the Borrower and to any Subsidiary thereof other than such acquired Material Subsidiary, and (D) is either (1) expressly subordinated and postponed to the Obligations pursuant to subordination terms reasonably acceptable to the Lender or (2) is in aggregate outstanding amount, together with all other Debt referred to in this clause (viii), not exceeding US$50,000,000 at any time and (E) does not restrict such Material Subsidiary from providing any guarantees or Security required by the terms hereof;

(h)
Hedging.  Enter into any Hedge Instrument or incur any Hedge Obligations other than on commercially reasonable terms and for commercially reasonable purposes in connection with the Business and not for speculative purposes;

(i)	Financial Assistance. Except as otherwise expressly contemplated by this Agreement, provide Financial Assistance, either directly or indirectly, to any Person except for:

(i)	Financial Assistance between the Borrower and any Guarantor;

(ii)
loans or advances to directors, officers or employees of the Borrower or any Subsidiary for the purposes of buying Common Shares pursuant to a share purchase plan approved by the Board of Directors of the Borrower;

(iii)	loans or advances to directors, officers or employees of the Borrower or any Subsidiary for the purpose of buying residential housing up to an aggregate outstanding limit of $3,000,000; and

(iv)	customary indemnities to directors or officers of the Borrower or any Subsidiary in their capacities as such;

(j)
Investments.  Make any Investments, except, so long as no Default or Event of Default has occurred or would result therefrom, the Borrower may make Investments: (i) in a Guarantor, (ii) in an aggregate amount (together with any Acquisitions made in such Fiscal Year pursuant to Section 6.4(k)(i)) not exceeding $5,000,000 per Fiscal Year (iii) in an aggregate amount not exceeding  the then available Cumulative Expenditure Account at the time of making the Investment, (iv) in cash equivalents, or (v) for consideration consisting only of Common Shares;

(k)	Acquisitions. Make any Acquisitions, except, so long as no Default or Event of Default has occurred or would result therefrom, the Borrower may make an Acquisition:

(i)	in an aggregate amount (together with any Investments made in such Fiscal Year pursuant to Section 6.4(j)(ii)) not exceeding $5,000,000 per Fiscal Year; or

(ii)	in an aggregate amount not exceeding the then available Cumulative Expenditure Account at the time of making the Acquisition; or

(iii)	for consideration consisting only of Common Shares; or

(iv)	in connection with a Permitted Corporate Reorganization;

provided that:

(v)	in the case of an Acquisition of a Person prior to the Ancillary Collateral Release Date, the Person acquired becomes a wholly-owned Subsidiary as a result of such Acquisition; and

(vi)	the business of the Person that is the target of such Acquisition is the Business or an activity which is directly related to the Business;

(l)
Negative Pledge. Create, incur, assume or permit to exist any Lien, other than a Permitted Lien, on (x) prior to the Ancillary Collateral Release Date any of its material property and (y) on or after the Ancillary Collateral Release Date, any Project Assets, in each case, now owned or hereafter acquired;

(m)
Capital Expenditures.  Make any Capital Expenditures, except for (i) Capital Expenditures in respect of the Phoenix Project, (ii) Capital Expenditures (including, for greater certainty, exploration expenses, whether or not capitalized) in respect of the Business in an aggregate amount not exceeding $5,000,000 per Fiscal Year and (iii) Capital Expenditures in an aggregate amount not exceeding the then available Cumulative Expenditure Account at the time of making such Capital Expenditure;

(n)
Amend Material Contracts or Material Permits.  Amend any provisions of or terminate or give notice of termination of any Material Contracts or Material Permit or waive or grant indulgences in respect of any default or event of default under any of the Material Contracts or Material Permit, except where any such amendment, termination, notice, waiver or indulgence could not reasonably be expected to result in a Material Adverse Effect;

(o)
Change of Business.  Change in any material respect the nature of its business or operations from the Business, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case not related to or in furtherance of the conduct of the Business;

(p)
Subsidiaries.  Create any new Material Subsidiary after the date of this Agreement, or permit any existing Immaterial Subsidiary to become a Material Subsidiary, unless (i) the shares of such Material Subsidiary are pledged to the Lender pursuant to Section 5.1 and (ii) such Material Subsidiary provides a guarantee and security as required by Section 5.2;

(q)
Affiliate Transactions.  Directly or indirectly, purchase, acquire or lease any property from, or sell, transfer or otherwise Dispose of any property to, or otherwise deal or enter into any agreement with, any Affiliate (other than a Guarantor), except in the ordinary course of and pursuant to the reasonable requirements of the Obligor’s business and upon fair and reasonable terms that are no less favourable to the Obligor than those that could be obtained in an arm’s length transaction with an unrelated third party;

(r)	Fiscal Year. Change its Fiscal Year;

(s)
Securities Accounts and Financial Assets.  Grant to any Person, other than the Lender, control over any securities account or financial assets of the Borrower or any Guarantor, and the Borrower shall promptly notify the Lender if any Person asserts any Lien or adverse claim against any securities account or financial assets of the Borrower or Guarantor (and, for greater certainty, for the purposes of this clause, the term “control” shall have the meaning given to that term in the Securities Transfer Act, 2006 (Ontario) and An Act Respecting the Transfer of Securities and the Establishment of Security Entitlements (Quebec) (2008, c. 20) or other similar legislation); and

(t)	Limitation on Encumbrances. Enter into any contractual arrangements which by their terms restrict an Obligor from granting Liens on its property.

6.5	Entitled to Perform Covenants

If the Borrower fails to perform any covenant contained in this Article 6, or in any other provision hereof or of any of the other Loan Documents, the Lender may, but shall be under no obligation to, perform, in any manner it deems fit without thereby waiving any rights to enforce this Agreement or the other Loan Documents, any such covenant capable of being performed by it and if any such covenant requires the payment of money, the Lender may make such payments. All sums so expended by the Lender shall be deemed to form part of the Obligations, shall bear interest at the same rate as the Principal Amount and shall be payable by the Borrower on demand.

ARTICLE 7
CONDITIONS PRECEDENT

7.1	Conditions Precedent to Advance

The obligation of the Lender to advance the Loan on the Closing Date is subject to satisfaction of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender in its sole discretion:

(a)
each of this Agreement, the Fee Letter, the Security Documents (other than the Leasehold Debenture) and the Warrant Agreement shall have been executed and delivered by all parties thereto and shall have become effective;

(b)
no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to this Agreement and the Lender shall have received an Officer’s Certificate confirming same;

(c)	the representations and warranties made in or pursuant to this Agreement shall be true and correct on the Closing Date and the Lender shall have received an Officer’s Certificate confirming same;

(d)	the Lender shall have received the following, in form and substance satisfactory to the Lender:

(i)
an Officer’s Certificate in respect of each Obligor certifying that attached thereto are true and correct copies of the following documents and that such documents are in full force and effect, unamended;

(A)	the articles, memorandum, by-laws, constating documents or other organizational documents of the Obligor;

(B)	the certificate of incumbency including sample signatures of officers and directors of the Obligor who have executed this Agreement or any of the Loan Documents entered into in connection therewith;

(C)
the resolutions or other documentation evidencing that all necessary action (if any), corporate or otherwise, has been taken by the Obligor to authorize the execution, delivery and performance of this Agreement and any applicable agreements referred to herein, including (in the case of the Borrower) the Warrant Agreement; and

(ii)
a certificate of status, certificate of compliance or similar certificate with respect to the jurisdiction of incorporation or formation of each Obligor or any other jurisdiction in which the Obligor conduct business;

(e)
filings and registrations required to establish the perfection and priority of the Security (other than the Leasehold Debenture) in all jurisdictions reasonably required by the Lender shall have been made (including without limitation, registrations at the applicable Land Registry Office and MNDM);

(f)	the Warrant Agreement shall have been entered into, and shall be in full force and effect and the Warrants shall, contemporaneously with the advance of the Loan, be issued to the Lender;

(g)
all approvals, consents and authorizations as may be required from the TSX and the NYSE in connection with the issue of the Warrants and the issuance of the Common Shares issuable upon the exercise of the Warrants shall have been obtained (including, without limitation, confirmation that the TSX and the NYSE has approved the listing of the Common Shares issuable upon the exercise of the Warrants, subject only to satisfaction of customary conditions);

(h)
the Borrower shall have received all of the Material Permits listed on Schedule 4.1(z), including all Material Permits required for the completion and operation of the Phoenix Project up to 1250 TPD, and such Material Permits shall continue to be in good standing and in full force and effect;

(i)
no event shall have occurred since December 31, 2014 which, individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect, including any event arising as a result of any casualty or disaster, accident, labour dispute, exercise of power of eminent domain or other governmental action, act of God or other reason whatsoever, and the Lender shall have received an Officer’s Certificate confirming same;

(j)
all Material Contracts shall be in full force and effect and there shall have occurred no material default by any party thereto and, to the extent not previously delivered to the Lender, the Lender shall have received certified copies thereof;

(k)
the Lender shall have received customary opinions of counsel to the Borrower acceptable to the Lender, acting reasonably, including opinions with respect to the enforceability of this Agreement and the Warrant Agreement, title matters with respect to the Phoenix Property in which the Borrower has an interest and compliance with applicable securities laws;

(l)	the Upfront Fee shall have been paid or shall be paid contemporaneous with the advance of the Loan;

(m)
no action or proceeding shall be pending by any Person or Governmental Authority to enjoin, restrict, or prohibit the operation of the Phoenix Project or which may impose any material condition on the operation of the Phoenix Project, or which could reasonably be expected to have a Material Adverse Effect, and the Lender shall have received an Officer’s Certificate confirming same;

(n)	the RG Subordination Agreement shall have been entered into by all parties thereto; and

(o)	the Lender shall have received certificates evidencing compliance with the insurance requirements of this Agreement.

ARTICLE 8
EVENTS OF DEFAULT AND REMEDIES

8.1	Events of Default

The occurrence of any of the following events shall constitute an Event of Default:

(a)	the Borrower fails to pay any amount of principal or interest due hereunder by the due date thereof, or any fees or other Obligations within five Business Days of the due date therefor; or

(b)	there is a breach of the financial covenants contained in Section 6.2 of this Agreement; or

(c)
there is a breach of any covenant contained in this Agreement, or any other Loan Document, and such breach remains unremedied for a period of 30 days after the earlier of (i) written notice by the Lender to the Borrower, and (ii) the Borrower becoming aware of such breach; or

(d)	any representation or warranty made by the Borrower or any Guarantor under any Loan Document is, in any material respect, incorrect or incomplete when made; or

(e)
any final judgment, execution, writ of seizure and sale or similar process is enforced or levied upon property of the Borrower or any Guarantor having a value of $10,000,000 (or the equivalent amount in any other currency) or more and remains undischarged, unvacated and unstayed for a period (for each action) of 30 days, provided that, during such period, such process is in good faith disputed by the Borrower or such Guarantor; or

(f)
(A) the Borrower or any Guarantor (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt which in the aggregate principal amount then outstanding is in excess of $10,000,000 and such payment is not made within any applicable cure or grace period, (ii) defaults in the observance or performance of any other agreement or condition in relation to any Debt which in the aggregate principal amount then outstanding is in excess of $10,000,000 or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period, or any other event shall occur or condition exist, the effect of which default, event, or other condition referred to in this Section 8.1(f)(ii), is to cause, or permit the holder of such Debt to cause, such Debt to become due prior to its stated maturity date; or (B) a Seller Event of Default has occurred and is continuing under the Royal Gold Streaming Agreement; or

(g)
any judgment or order for the payment of money in excess of $10,000,000 (or the equivalent amount in any other currency), net of any amounts available for the satisfaction of such judgment or order pursuant to an enforceable contract of insurance, shall be rendered against the Borrower or any Guarantor and either (i) the same shall remain undischarged, unvacated, unstayed and unbonded pending appeal for a period of 30 consecutive days from the entry thereof or (ii) enforcement proceedings shall have been commenced by any creditor upon such judgment; or

(h)
the Borrower or any Guarantor (i) becomes insolvent, commits an act of bankruptcy or fails to generally pay its debts as such debts become due and payable, (ii) admits in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (A) the possession, foreclosure, seizure, retention, sale or other disposition of, or other proceedings to enforce security over, all or any substantial part of its property, (B) to adjudicate it bankrupt or insolvent, (C) any liquidation, dissolution, winding up, reorganization (in each case, other than as specifically permitted hereunder), arrangement, adjustment, protection, relief or composition of it or its debts under any Applicable Law relating to bankruptcy, insolvency or relief of debtors and including any plan of compromise or arrangement or other similar corporate proceeding, in each case, seeking a compromise or arrangement of, or stay of proceedings to enforce, debts of such Obligor, or (D)  the entry of an order for relief or the appointment of a receiver, trustee, interim receiver, receiver and manager, liquidator, custodian, sequestrator or other similar official for it or for any substantial part of its Property, and in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 45 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, interim receiver, receiver and manager, liquidator, custodian, sequestrate or other similar official for it or for any substantial part of its Property) shall occur, or (iv) takes any corporate action to authorize any of the foregoing actions; or

(i)
any of the Security or any other Loan Document ceases to be in full force and effect, or is invalidated by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity, provided that it shall not be an Event of Default hereunder if the Borrower (or any applicable Guarantor), within five Business Days of receipt of notice of such Security or Loan Document (other than this Agreement) becoming unenforceable or invalidated and receipt of a replacement Loan Document from the Lender, enters into a new, enforceable agreement in form and substance satisfactory to the Lender, or takes such other action as may be required to ensure the

Security is in full force and effect (provided that the Lender’s interest have not been materially adversely affected thereby); or

(j)
any Mining Right relating to the Phoenix Project is sold, transferred, encumbered (other than pursuant to a Permitted Lien) or assigned without the consent of the Lender, other than a Mining Right that has negligible geological potential or the development of which would not be economically viable; or

(k)
an lienor or any other Person takes possession of any substantial part of the property of the Borrower or any Guarantor by appointment of a receiver, receiver and manager, expropriation or otherwise; or

(l)	the audited financial statements of the Borrower are qualified in any material respect which is unacceptable to the Lender; or

(m)	the occurrence of any event or circumstance that has a Material Adverse Effect; or

(n)
the Borrower ceases (i) to be a reporting issuer in any Province of Canada where it is a reporting issuer on the Closing Date, (ii) to be in compliance in all material respects with Securities Laws, or (iii) ceases to be listed on, or ceases to be in compliance in all material respects with, the listing requirements of the TSX or other recognized stock exchange in Canada or United States on which the Common Shares of the Borrower are then listed and posted for trading; or

(o)
a material default occurs and is continuing under any Material Contract after giving effect to any cure period thereunder or any Material Contract is terminated other than at scheduled maturity and, within 30 days of receipt of notice of such default or termination, as applicable, (i) such default is not cured or waived or (ii) the Borrower does not enter into a replacement Material Contract with a substitute counterparty of equivalent repute as the original counterparty on substantially similar economic terms as the defaulted or terminated Material Contract; or

(p)
the operations of the Phoenix Project are suspended voluntarily or involuntarily for a period of 60 consecutive days or more (but excluding any portion thereof constituting a scheduled maintenance period), which suspension would reasonably be expected to result in, or has resulted in, an impairment of the ability of the Borrower to perform any of its obligations under this Agreement, as determined by the Lender, acting reasonably, or the Phoenix Project is abandoned by the Borrower.

8.2	Remedies Upon Default

Upon the occurrence of an Event of Default in Section 8.1(h), the Obligations shall automatically and immediately become due and payable and upon the occurrence of and during the continuance of any other Event of Default, the Lender may, by notice given to the Borrower declare all Obligations to be immediately due and payable and, in either case, the Lender may then:

(a)	realize upon all or any part of the Security; and

(b)
take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in the Security Documents) at such times and in such manner as the Lender in its sole discretion may consider expedient, all without any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action except as required by law. The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the other Loan Documents.  The Obligations due and payable upon a declaration pursuant to this Section 8.2 will include any Prepayment Premium that, pursuant to Section 3.4, would at such time have been payable upon a voluntary prepayment of the Loan.

8.3	Distributions

Upon the occurrence and during the continuance of an Event of Default and after acceleration pursuant to Section 8.2, all distributions under or in respect of any of the Loan Documents shall be held by the Lender on account of the Obligations without prejudice to any claim by the Lender for any deficiency after such distributions are received by the Lender and the Borrower shall remain liable for any such deficiency. All such distributions may be applied to such part of the Obligations as the Lender may see fit in its sole discretion, and the Lender may at any time change any appropriation of any such distributions or other moneys received by it and reapply the same on any other part of the Obligations as the Lender may see fit, in its sole discretion, notwithstanding any previous application.

8.4	Set-Off

Upon the occurrence and during the continuance of an Event of Default, the Lender may, without notice to the Borrower or to any other Person, combine, consolidate and merge all or any of the Obligor’s liabilities to the Lender and set off any other indebtedness and liability of the Lender to any Obligor, matured or unmatured, against and on account of the Obligations when due. The Lender shall notify the Borrower of any such set off promptly after taking such set off, however, the failure to provide such notice shall not invalidate the set off by the Lender.

8.5	Default Interest

Upon the occurrence and during the continuance of any Event of Default, to the extent not prohibited by Applicable Law, the Principal Amount and any other unpaid amounts hereunder shall bear interest at the rate of per annum otherwise applicable plus an additional 2.0%.

ARTICLE 9
GENERAL

9.1	Reliance and Non-Merger

All covenants, agreements, representations and warranties of the Borrower or any of its Subsidiaries made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of the Borrower or any of its Subsidiaries pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or counsel to or any employee or other representative of the Lender and shall survive the execution and delivery of this Agreement and the other Loan Documents until all obligations owed to the Lender under this Agreement and the other Loan Documents shall have been satisfied and performed.

9.2	Amendment and Waiver

No amendment or waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower or any of its Subsidiaries from any provision hereof or thereof is effective unless it is in writing and signed by an officer of the Lender and the relevant counterparty to such document. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

9.3	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile, email or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile, email or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notices of change of address shall also be governed by this Section. Notices and other communications shall be addressed as follows:

(a)	if to the Borrower:

Rubicon Minerals Corporation
Suite 400 – 44 Victoria Street
Toronto, Ontario
M5C 1Y2

Attention:	Chief Financial Officer
Facsimile No.:	(416) 642-2299
Email:	nnikolakakis@rubiconminerals.com
with a copy to:	Suite 1450 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6
Attention:	Vice President, General Counsel and Legal Secretary
Facsimile No.:	(604) 623-3355
Email:	gkumoi@rubiconminerals.com

(b)	if to the Lender:

CPPIB Credit Investments Inc.
One Queen Street East
Suite 2600
Toronto, Ontario
M5C 2W5

Attention:	Paul Shopiro
Facsimile No.:	(416) 874-5329
Email:	pshopiro@cppib.com

9.4	Time

Time is of the essence of this Agreement and the other Loan Documents.

9.5	Press Releases and Public Announcements

The Borrower agrees that it will not issue any press release or make any other kind of public announcement, or consent to the issuance of any press release or the making of any other kind of public announcement, regarding this Agreement and the terms contained herein unless the text of any such release or announcement, and the time and manner in which such release or announcement is made, has been approved by the Lender, except to the extent required by Applicable Law (in which case the Borrower shall make all commercially reasonable efforts to provide advance notice of such release or announcement to the Lender and consult with the Lender as to the content thereof).

9.6	Permitted Dispositions.

With respect to any Permitted Asset Disposition or any other disposition permitted under this Agreement, the Lender shall promptly, upon the written request and at the expense of of the Borrower accompanied by (A) confirmation of the disposition and (B) any detail concerning the item or items of Collateral sold or disposed of by the Borrower (“Disposed Collateral”) reasonably required by the Lender:

(a)	execute and return to the Borrower for filing a registrable discharge of, or financing change statement in respect of, its security interest or charge with respect to the Disposed Collateral;

(b)	amend, or provide written authorization to the Borrower to amend, any applicable registration or registrations made in respect of the Security so as to exclude the Disposed Collateral; and

(c)
provide to the Borrower written confirmation (and addressed to persons having acquired an interest in the Disposed Collateral) confirming that the Lender no longer has nor will assert any security interest or charge in the Disposed Collateral depending on the circumstances as determined by the Borrower, acting reasonably.

9.7	Further Assurances

Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this Agreement and the other Loan Documents as the Lender may reasonably request from time to time for the purpose of giving effect to the terms of this Agreement and the other Loan Documents including, without limitation, for the purpose of facilitating the enforcement of the Security, all promptly upon the request of the Lender.

9.8	Assignment

(a)	This Agreement and the other Loan Documents shall enure to the benefit of and be binding upon the parties hereto and thereto, their respective successors and any permitted assignee of some or all of the parties’ rights or obligations under this Agreement and the other Loan Documents as permitted under this Section.

(b)
The Borrower shall not assign all or any part of its rights, benefits or obligations under this Agreement or any of the other Loan Documents without the prior written consent of the Lender, which may be unreasonably withheld.

(c)
The Lender may assign or transfer all or any part of its rights in respect of the Obligations, this Agreement and any of the other Loan Documents (other than the Warrant Agreement and the Warrants) to or in favour of any Person and have its corresponding obligations hereunder and thereunder assumed by such Person, (a) at any time prior to the occurrence of an Event of Default, with the consent of the Borrower, which consent shall not be unreasonably withheld or delayed, and (b) following the occurrence and during the continuance of an Event of Default, without the consent of the Borrower.

(d)
The Lender may at any time assign or transfer all or any part of its rights in respect of the Warrant Agreement and the Warrants and have its corresponding obligations thereunder assumed in accordance with the provisions of the Warrant Agreement.

(e)
Any assignment made hereunder shall become effective when the Borrower has been notified thereof by the Lender, and the Lender has received an acknowledgement from the assignee Lender to be bound by this Agreement and the other Loan Documents. Any such assignee shall be treated as a party to this Agreement for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof and shall be subject to the obligations of the Lender to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the Lender, as the case may be, making such assignment shall be released and discharged accordingly; provided however in no event shall the Borrower be required to pay an aggregate amount pursuant to Section 3.11 in excess of what would otherwise have been payable if no assignment had been made.

(f)
The Lender may provide to any permitted assignee or transferee such information, including confidential information, concerning this Agreement, the other Loan Documents and the financial position and the operations of the Borrower and its Subsidiaries as, in the reasonable opinion of the Lender, may be relevant or useful in connection with this Agreement, the other Loan Documents or any portion thereof proposed to be acquired by such assignee or transferee, provided that each recipient of such information agrees not to disclose such information to any other Person.

(g)
In connection with any assignment pursuant to this Section 9.8, the Borrower agrees to enter into such documents as may reasonably be required by the Lender to evidence such assignment and to incorporate into this Agreement outstanding provisions for multi-lender loan arrangements.

9.9	Entire Agreement

This Agreement and the other Loan Documents constitute the entire agreement between the parties pertaining to the subject matter described herein and therein and replaces and supersedes the expense reimbursement letter agreement dated February 19, 2015 between the Borrower and the Lender. There are no warranties, conditions or representations (including any that may be implied by statute), and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and the other Loan Documents. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to contemporaneously with, or after the entering into of this Agreement and the other Loan Documents, or any amendment or supplement thereto, by any party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, to any other party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the Loan Documents.

9.10	Governing Law

This Agreement and the other Loan Documents shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.11	Attornment

The parties hereto irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario for all matters arising out of or in connection with this Agreement and the other Loan Documents.

9.12	Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and all of such counterparts, when taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by telecopier or by other electronic communication shall be effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement under seal with effect as of the date stated on the first page of this Agreement.

RUBICON MINERALS CORPORATION
By:	“Michael A. Lalonde”
Name: Michael A. Lalonde Title: President and Chief Executive Officer

CPPIB CREDIT INVESTMENTS INC.
By:	“Adam Vigna”
Name: Adam Vigna Title: Authorized Signatory

[Signature Page – Loan Agreement]

Schedule 4.1(e) – Subsidiaries

Schedule 4.1(f) – Share Capital

[redacted]

Schedule 4.1(g) – Consents, Approvals, etc.

[redacted]

Schedule 4.1(h) – Agreements to Acquire Shares

[redacted]

Schedule 4.1(v) – Litigation

[redacted]

Schedule 4.1(y) – Material Contracts

[redacted]

Schedule 4.1(z) – Material Permits

[redacted]

Schedule 4.1(aa) – Owned and Leased Property

[redacted]

Schedule 4.1(dd) – Rights in Respect of the Phoenix Project

[redacted]

Schedule 4.1(cc) – Permitted Liens

[redacted]

Schedule 4.1(mm) – Intellectual Property

[redacted]

Schedule 4.1(uu) – Accounts

[redacted]

EXHIBIT 1

FORM OF COMPLIANCE CERTIFICATE

[redacted]